EXHIBIT D-2

                               STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

ILLINOIS POWER COMPANY AND AMEREN           :
CORPORATION                                 :
                                            :
APPLICATION FOR AUTHORITY TO ENGAGE IN A    :
REORGANIZATION, AND TO ENTER INTO VARIOUS   :     04-0294
AGREEMENTS IN CONNECTION THEREWITH,         :
INCLUDING AGREEMENTS WITH AFFILIATED        :
INTERESTS, AND FOR SUCH OTHER APPROVALS     :
AS MAY BE REQUIRED UNDER THE ILLINOIS       :
PUBLIC UTILITIES ACT TO EFFECTUATE THE      :
REORGANIZATION.                             :




                                      ORDER
                                      -----





DATED:  September 22, 2004


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                                                                         04-0294

                                TABLE OF CONTENTS
                                -----------------

I.   Introduction and Procedural History.......................................1

II.  Relief Requested..........................................................3

III. Description of the Reorganization.........................................4

     A. Identification of Companies Involved and Affiliates....................4

     B. Mechanics of the Reorganization........................................6

     C. Post-Closing Operations................................................7

     D. Asserted Benefits of the Reorganization................................7

        1. Recapitalization of IP and Restoration of Investment Grade Status...8

        2. Rates...............................................................8

        3. Service Area, Community, and Labor Commitments......................8

        4. Power Supply........................................................9

IV.  Discussion of Requested Approvals........................................10

     A. Section 7-204: Reorganization Approval................................10

        1. Finding 1: "the proposed reorganization will not
           diminish the utility's ability to provide adequate,
           reliable, efficient, safe and least-cost public
           utility service."..................................................10

        2. Finding 2: "the proposed reorganization will not
           result in the unjustified subsidization of non-utility
           activities by the utility or its customers.".......................11

        3. Finding 3: "costs and facilities are fairly and
           reasonably allocated between utility and non-utility
           activities in such a manner that the Commission may
           identify those costs and facilities which are properly
           included by the utility for ratemaking purposes."..................12

        4. Finding 4: "the proposed reorganization will not
           significantly impair the utility's ability to raise
           necessary capital on reasonable terms or to maintain
           a reasonable capital structure."...................................12


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                                                                         04-0294

        5. Finding 5: "the utility will remain subject to all
           applicable laws, regulations, rules, decisions and
           policies governing the regulation of Illinois public
           utilities."........................................................13

        6. Finding 6: "the proposed reorganization is not likely
           to have a significant adverse effect on competition
           in those markets over which the Commission has
           jurisdiction.".....................................................14

        7. Finding 7: "the proposed reorganization is not likely
           to result in any adverse rate impacts on retail customers."........19

     B. Treatment of Costs and Savings........................................25

     C. Approval of Affiliated Interest Agreements............................28

        1. General Services Agreement.........................................28

        2. Fuel and Natural Gas Services Agreement............................28

        3. Tax Allocation Agreement...........................................28

        4. Money Pool Agreement...............................................29

        5. Unilateral Borrowing Agreement.....................................29

     D. Books and Records.....................................................30

     E. Section 7-102.........................................................31

     F. Section 6-103.........................................................31

     G. Other Findings........................................................32

        1. Approval of Accounting Entries.....................................32

        2. Prudence and Reasonableness of Share Acquisition...................34

        3. Termination of Dividend Restriction................................35

        4. Asbestos Rider.....................................................38

        5. Elimination of Intercompany Note...................................50

        6. Cancellation of Existing Affiliate Agreements......................51

V.   Findings and Ordering Paragraphs.........................................52

                                 STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

ILLINOIS POWER COMPANY AND AMEREN           :
CORPORATION                                 :
                                            :
APPLICATION FOR AUTHORITY TO ENGAGE IN A    :
REORGANIZATION, AND TO ENTER INTO VARIOUS   :     04-0294
AGREEMENTS IN CONNECTION THEREWITH,         :
INCLUDING AGREEMENTS WITH AFFILIATED        :
INTERESTS, AND FOR SUCH OTHER APPROVALS     :
AS MAY BE REQUIRED UNDER THE ILLINOIS       :
PUBLIC UTILITIES ACT TO EFFECTUATE THE      :
REORGANIZATION.                             :


                                      ORDER
                                      -----

By the Commission:

I.   INTRODUCTION AND PROCEDURAL HISTORY

     On March 24, 2004, Illinois Power Company ("IP") and Ameren Corporation ("Ameren") (jointly, "Applicants") filed an Application requesting the Illinois Commerce Commission's ("Commission") approval of a reorganization ("Reorganization") pursuant to which Ameren would acquire under a Stock Purchase Agreement, (as amended by Amendment No. 1, the "Stock Purchase Agreement" or "SPA") all of the outstanding common stock and all of the outstanding preferred stock of IP held by Illinova Corporation. IP is a subsidiary of Illinova Corporation ("Illinova"), which in turn is a subsidiary of Dynegy Inc. ("Dynegy"). Ameren is the parent of three Illinois public utilities: Central Illinois Public Service Company, d/b/a AmerenCIPS ("AmerenCIPS"); Central Illinois Light Company, d/b/a AmerenCILCO ("AmerenCILCO"); and Union Electric Company, d/b/a AmerenUE ("AmerenUE") (collectively, the "Ameren Utilities"). Subsequent to the Reorganization, IP would operate as a wholly-owned subsidiary of Ameren, and would be known as "AmerenIP." AmerenIP would be a separate entity from the other Ameren Utilities, and would continue to operate as a public utility within the meaning of Section 3-105 of the Public Utilities Act ("PUA"). As a result of the Reorganization, Dynegy and Illinova would cease to be affiliated with any public utility in Illinois.

     Petitions to Intervene were filed by: the Citizens Utility Board ("CUB"); the People of the State of Illinois by the Office of the Attorney General ("AG"); Constellation NewEnergy, Inc., Direct Energy Marketing Inc., MidAmerican Energy Company, and Peoples Energy Services Corporation (collectively referred to in this Order as the "Coalition of Retail Energy Suppliers"); Exelon Corporation, Exelon Energy Company, Exelon Generation LLC, AmerGen Energy LLC, and Commonwealth Edison Company (collectively, the "Exelon Companies"); Soyland Electric Power Cooperative; Wabash Valley Electric Power Cooperative; Illinois Electric Transmission Company ("IETC"); Locals 51, 309, 702 and 1306 of the


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                                                                         04-0294

International Brotherhood of Electrical Workers, AFL-CIO ("IBEW"); Air Products & Chemicals Company, U.S. Steel Company, International Steel Group, Marathon Ashland Petroleum LLC, A.E. Staley Manufacturing Corporation, Archer-Daniels Midland Company, Caterpillar Inc., Precoat Metals Company, Cargill, Inc., Olin Corporation, Conoco-Phillips Company, Illinois Cement Company, ASF-Keystone and the University of Illinois (collectively, "IIEC"); and Aquila Merchant Services Company ("Aquila"). All of the petitions to intervene were granted. In addition, appearances were filed by the following municipalities: the City of Springfield ("Springfield"), the City of Champaign and the City of Urbana (collectively, "Champaign-Urbana"). Subsequently, the following parties filed notices of withdrawal: IETC, Springfield, Champaign-Urbana, Peoples Energy Service Corporation, Wabash Valley Power Association, and the Coalition of Retail Energy Suppliers.

     Pursuant to due notice as required by law and by the rules and regulations of the Commission, prehearing conferences were held in this matter before a duly authorized Administrative Law Judge ("ALJ") of the Commission at its offices in Springfield on April 13, May 26, June 4, June 21, July 13, August 10 and September 14, 2004. Evidentiary hearings were held on August 25, 26, 30 and 31, 2004. At the hearings, the following witnesses presented testimony on behalf of
Applicants: Gary L. Rainwater, Warner L. Baxter, Jerre Birdsong, Craig Nelson, Martin Lyons, David Whiteley, Jim Warren, Rodney Frame, Robert J. Mill, David J. Schepers, Jimmy L. Davis, Jon R. Carls, Keith P. Hock, Edward C. Pfeiffer, Steven R. Sullivan, Richard E. Goldberg, Scott A. Glaeser, Timothy Kingston, Peggy E. Carter, Barry N.P. Huddleston, Frank A Starbody, Layne J. Albert, and Patricia K. Spinner; on behalf of the Staff of the Commission: Dr. Howard J. Haas, Ms. Dianna Hathhorn, Ms. Sheena Kight, Mr. Ronald Linkenback, Mr. Eric Lounsberry, Mr. Mike Luth, Mr. Michael McNally, Ms. Bonita A. Pearce, Dr. David Rearden, Mr. Greg Rockrohr, Dr. Eric P. Schlaf, Mr. James D. Spencer, and Mr. Rex Evans; on behalf of the AG: David Effron, a regulatory accountant, and Kathryn Tholin, General Manager of the Community Energy Cooperative, who runs a real time pricing program in the Commonwealth Edison Company ("ComEd") service territory; on behalf of CUB, Brian Ross, a principal with CR Planning of Minneapolis, Minnesota; and on behalf of the AG and CUB, James Rothschild, President of Rothschild Financial Consulting.

     IP published notice of Applicants' proposal to place into effect, commencing January 1, 2007, an automatic adjustment clause rider for recovery of asbestos-related costs (as discussed in greater detail later in this Order) in newspapers of general circulation throughout IP's electric service area, in compliance with Section 9-201 of the PUA and Part 255 of the Commission's Rules. On September 16, 2004, the ALJ marked the record "Heard and Taken."

     Comments in support of the Reorganization were filed by the IBEW, Aquila, and the Coalition of Retail Energy Suppliers. In addition, the IIEC filed comments indicating that those companies did not oppose the Reorganization.

     A draft order agreed to by Applicants and certain active parties in the proceeding was filed with the Commission. A Proposed Order was served on all of the parties on the service list.


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                                                                         04-0294

II.  RELIEF REQUESTED

     In the Application, Ameren and IP requested (Application, pp. 4-7):

     (i) the Commission's approval, under Section 7-204 and, to the extent necessary, 7-102 of the PUA, for IP to engage in the Reorganization, pursuant to which Ameren will acquire all of the outstanding common stock of IP and all of the preferred stock of IP held by Illinova;

     (ii) the Commission's approval of the capitalization of IP resulting from the Reorganization, including the steps set forth in Schedule 5.3(b) to the SPA and the elimination of all payables and receivables associated with the unsecured intercompany note ("Intercompany Note") between IP and Illinova, pursuant to Section 6-103 of the PUA;

     (iii) authorization, pursuant to Sections 7-101 and 7-204A(b) of the PUA, for the entry by IP into four affiliated interest agreements: a General Services Agreement, a Fuel and Natural Gas Services Agreement, a Tax Allocation Agreement, and the Ameren Money Pool Agreement;

     (iv) the Commission's approval, pursuant to Section 5-106 of the PUA, for IP to maintain certain books and records out of state subsequent to the Reorganization;

     (v) a finding by the Commission that Ameren's acquisition under the SPA of the common stock and the preferred stock of IP is prudent and reasonable, and that the public will benefit thereby, taking into consideration the effect of the purchase on IP's deferred tax balances and base rate valuation; and approval of IP's proposed accounting entries associated with the acquisition, including the entries associated with the changes in the deferred tax balances and the application of purchase accounting and the "push down" of associated accounting entries to the financial statement of IP (but not for rate making purposes other than with respect to costs described in (vi) below for which recovery is approved by the Commission);

     (vi) a finding by the Commission, pursuant to Section 7-204(c) of the PUA, that IP will be allowed to amortize ratably over a period beginning in 2007 and ending in 2010, no more than $67 million of costs incurred in accomplishing the Reorganization, and to recover the unamortized portion in rates, beginning in 2007, over this amortization period;

     (vii) termination of the Commission's restriction, imposed in Docket No. 02-0561, on IP's ability to declare and pay dividends on its common stock, and a finding that IP can declare and pay dividends on its common stock when IP's first mortgage bonds are rated either: (1) at least BBB- by Standard & Poor's ("S&P") or (2) at least Baa3 by Moody's Investor Services ("Moody's");


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                                                                         04-0294

     (viii) the Commission's approval, pursuant to Section 9-201 of the PUA, of an electric automatic adjustment clause tariff rider ("HMAC Rider"), applicable to both bundled electric service and electric delivery service, to become effective on January 2, 2007, under which IP may recover the prudent costs, net of insurance recoveries and other contributions, associated with certain claims or damages related to asbestos exposure;

     (ix) approval by the Commission pursuant to Section 7-101 of the PUA of the elimination of the $2.3 billion Intercompany Note between IP and Illinova;

     (x) approval, pursuant to Section 7-101 of the PUA, of the termination at the closing of (a) the Services and Facilities Agreement among IP, Dynegy and other affiliates of Dynegy, and (b) the Netting Agreement among IP, Dynegy and certain other affiliates of Dynegy;

     (xi) approval, pursuant to Sections 7-101 and 6-102 of the PUA, of an arrangement pursuant to which IP can borrow funds directly from Ameren, if necessary, at interest rates determined pursuant to the same methodology as reflected in the Ameren Money Pool Agreement; and

     (xii) authorization to take certain and such other measures as are explained in the Application in connection with the Reorganization or as are or may be reasonably necessary to effectuate the Reorganization.

III. DESCRIPTION OF THE REORGANIZATION

     A.   IDENTIFICATION OF COMPANIES INVOLVED AND AFFILIATES

     ILLINOIS POWER. IP is an Illinois corporation that provides electric service to approximately 600,000 customers and gas service to approximately 415,000 customers in a 15,000 square mile territory across Illinois. IP operates as an integrated distribution company ("IDC"). IP has no retail marketing function, and no IP employees negotiate competitive electric power supply arrangements with any retail customers, on any system. IP owns virtually no generation, and presently receives its electric power supply under contracts with Dynegy Midwest Generation, Inc. ("DMG") (currently an affiliate), Electric Energy, Inc. ("EEInc.") (also currently a 20% affiliate), and AmerGen Energy Company, L.L.C. ("AmerGen"). The AmerGen contract expires at the end of 2004. The DMG contract expires at the end of 2004. The EEInc. contract terminates at the end of 2005. Application, p. 11.

     ILLINOVA. Illinova is an Illinois corporation that owns all of the outstanding common stock and approximately 73% of the issued and outstanding preferred stock of IP. Illinova is also the obligor on the Intercompany Note. Id.

     DYNEGY. Dynegy is an Illinois corporation, with its headquarters in Houston, Texas. Dynegy owns all of the outstanding common stock of Illinova. Dynegy acquired Illinova in 2000. Dynegy owns and operates a diverse portfolio of energy assets, including power plants totaling 12,713 megawatts of net generating capacity and gas processing plants that process more than 2 billion


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                                                                         04-0294

cubic feet of natural gas per day. Application, pp. 11-12.

     DYNEGY POWER MARKETING. DYPM is a Texas corporation that markets electric power at wholesale. Application, p. 12.

     AMEREN. Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") and is the parent of three state-regulated utility subsidiaries, AmerenCIPS, AmerenCILCO and AmerenUE, all of which provide electric and gas service to the public and are public utilities under Section 3-105 of the PUA. Id.

     AMERENCIPS. AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to about 170,000 customers in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under an agreement with Ameren Energy Marketing Company ("AEM"), an affiliate. It has no retail marketing function, and no AmerenCIPS employees negotiate competitive electric power supply arrangements with any retail customers, on any system. Id.

     AMERENCILCO. AmerenCILCO is also an Illinois corporation whose principal business is the transmission, distribution, and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation, and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. AmerenCILCO owns no generation (except certain small units, including various power modules), and is served presently under an agreement with AmerenEnergy Resources Generating Company ("AERG"), an affiliate. AmerenCILCO furnishes electric service to over 200,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities. Application, pp. 12-13.

     AMERENUE. AmerenUE is a Missouri corporation that provides electric service to approximately 62,000 customers and gas service to approximately 18,000 customers in Illinois, and electric service to nearly one million customers and gas service to over 100,000 customers in Missouri. AmerenUE owns 8,290 MW of electric generating capacity. AmerenUE has no Illinois retail marketing function; no AmerenUE employees negotiate competitive power supply arrangements with retail load on any system in Illinois. AmerenUE intends to transfer its Illinois electric and gas assets, distribution assets, and businesses to AmerenCIPS. Regulatory proceedings relating to this transfer are pending before this Commission and the Missouri Public Service Commission. The Federal Energy Regulatory Commission ("FERC") approved this transfer in December of 2003. FERC Docket EC 04-21, Order issued December 16, 2003. Upon completion of this transaction, AmerenUE will cease to be a public utility in Illinois.

     OTHER AMEREN AFFILIATES. Ameren also has several other subsidiaries, including: Ameren Services Company ("Ameren Services"), which provides various corporate support, technical, and administrative services to Ameren and its affiliates; Ameren Energy Generating Company ("AEG"), which owns and operates


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                                                                         04-0294

over 4,330 MW of electric generating capacity, all of which is located in Illinois and Missouri; AEM, which markets power and energy at wholesale and at retail, and has responsibility for all Ameren retail marketing in Illinois; Ameren Energy Company ("AE"), which provides short-term energy trading services and acts as agent to AmerenUE and AEG; and Ameren Energy Fuels and Services Company ("Ameren Fuels"), which provides generation fuels, natural gas procurement, management, and related services for Ameren affiliates and other entities. Id.

     B.   MECHANICS OF THE REORGANIZATION

     Under the SPA, Ameren will acquire all of the outstanding common stock of IP and all of the preferred stock of IP held by Illinova (approximately 73%). In addition, under the SPA, Ameren will acquire from Illinova Generating Company its 20% ownership interest in EEInc., an exempt wholesale generator that owns a 1,014 MW generating station in Joppa, Illinois ("Joppa Plant"). Application, p.
14. In exchange for the common and preferred shares of IP and the 20% share in EEInc., Ameren will pay $2.3 billion, consisting of the assumption of debt and of certain obligations with respect to the portion of IP's preferred stock not held by Illinova (together totaling approximately $1.8 billion as of September 30, 2003) and cash for the balance (subject to certain adjustments), of which $100,000,000 will be deposited in escrow, to secure certain indemnities from Dynegy relating to potential liabilities that IP faces, principally due to its former ownership of generating facilities now owned by DMG. Id.

     Shortly prior to closing, the Intercompany Note will be eliminated. The current principal balance of the Intercompany Note is approximately $2.27 billion. The Intercompany Note matures in 2009. Presently, the Intercompany Note is the largest single asset on IP's books, and contributes to a severe imbalance between the size of IP's rate base and the size of its capital structure. IP has combined electric and gas property, plant and equipment less accumulated depreciation of approximately $1.95 billion, with a capitalization of approximately $3.31 billion. Applicants stated that elimination of the Intercompany Note will result in a reduction in total capitalization at IP, thus more closely aligning its total capitalization with its rate base. Application, pp. 14-15.

     After the closing, Ameren will complete the Reorganization by recapitalizing IP. Ameren will do so by infusing substantial equity into IP and using that new equity to repurchase or retire $750 million of IP's outstanding debt by December 31, 2006. Applicants stated that the issuance of new common equity to fund the debt repurchases and retirement, and the early redemption, of a substantial portion of IP's debt, carry with them significant costs. Application, p. 15. Applicants stated that the result of Ameren's efforts and expenditures will be a capital structure at IP that consists of 50%-60% common equity by December 31, 2006, the end of the "mandatory transition period" under the PUA. Ameren expects that the recapitalized IP will receive an investment grade rating for its long-term debt from at least one of the principal rating agencies at or shortly after the closing date of the Reorganization and from additional rating agencies on or before December 31, 2006.


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                                                                         04-0294

     C.   POST-CLOSING OPERATIONS

     According to Applicants, subsequent to the closing, IP will continue to operate as a separate company, and will not be merged into any of the three existing Ameren utilities. Further, unless and until otherwise authorized by this Commission, IP will maintain its own rate schedules. Applicants explained, however, that while IP will maintain its separate corporate existence, IP will be integrated fully into the Ameren system through the receipt of corporate support and other services from Ameren affiliates. Application, p. 15. Applicants stated that after the closing, Ameren plans to begin introducing new systems, work processes, and initiatives that will move IP toward performance leadership in Illinois and the nation in terms of reliability, customer satisfaction, and service response.

     After the closing, IP will continue to operate as its own control area, within the Midwest Independent Transmission System Operator ("MISO"). In this regard, IP has submitted an application to the FERC to join the MISO, with the transfer of functional control over IP's transmission system to occur prior to the closing of the Reorganization. Application, p. 15. Accordingly, Applicants stated, the Reorganization will not delay the integration of IP's transmission system into a regional transmission organization ("RTO").

     After the closing, IP will continue to own virtually no generation, and will continue to operate as an IDC. It will have no active marketing function. Applicants stated that in 2005 and 2006, part of IP's electric requirements will be met by an electric power purchase agreement ("PPA") with DYPM, and one or more other agreements with suppliers reached through a competitive bidding process. At closing, IP will have no binding power purchase obligations beyond 2006, and will be free to participate fully in the competitive power markets when the mandatory transition period ends. Applicants' Ex. 3.0, p. 4-7.

     D.   ASSERTED BENEFITS OF THE REORGANIZATION

     According to Applicants, the Reorganization will benefit IP's customers and the competitive retail electric marketplace in Illinois. The Application states that presently, IP suffers from poor credit ratings, which have prevented IP from accessing lower cost sources of capital. The Reorganization will include a recapitalization of IP that will restore IP's capital structure to an appropriate debt-equity ratio and to consistency with IP's net utility assets, which Ameren believes will lead to restoration of an investment grade credit rating and lower capital costs for the long term. Application, p. 17.

     Applicants also stated that the integration of IP's administrative, overhead, and managerial functions into the Ameren system will allow IP, and therefore its customers, to benefit from economies of scale associated with a larger energy procurement function and delivery system. Id. In addition, Ameren has committed to enhancing IP's quality of service through additional infrastructure investments. Specifically, Ameren committed that IP will make at least $275 million to $325 million of capital expenditures in the first two years after the transaction closes. Applicants' Ex. 1.0, p. 7.


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                                                                         04-0294

          1.   RECAPITALIZATION OF IP AND RESTORATION OF INVESTMENT GRADE STATUS

     The Application points out that IP, as well as its immediate parent company, Illinova, and its ultimate parent company, Dynegy, presently have below-investment grade credit ratings. Further, the Intercompany Note, which has a principal balance of $2.27 billion, represents a large percentage of IP's assets and is an unsecured obligation from an obligor with below investment grade credit ratings, and therefore places significant downward pressure on IP's credit ratings. Application, pp. 17-18. The Application also notes that, correspondingly, there is a large difference between the size of IP's capital structure and its rate base (i.e., its net property, plant and equipment). As noted above, while IP has net electric and gas utility property plant and equipment of approximately $1.95 billion at December 31, 2003, it had debt and preferred stock totaling about $1.91 billion. Application, p. 18.

     Applicants also noted that IP does not currently have a facility in place to access working capital through short-term borrowings, and a limited amount of additional long-term debt is available to it at relatively high interest rates with restrictive covenants. Applicants stated that Ameren has committed to implement measures to restore IP to financial health, balance its capital structure, and enable it to access the capital markets more easily and at a more competitive cost, on a specific timetable. Application, pp. 18-19.

          2.   RATES

     The Application states that Ameren does not seek to effectuate any immediate change in IP's bundled electric rates. Application, p. 19. Ameren also committed that AmerenIP will not seek any increases in its electric delivery services rates to be effective before 2007. Ameren may seek to conform AmerenIP's electric delivery service tariffs to those of the Ameren Utilities before 2007; however, these changes would not affect the level of AmerenIP's charges or fees for delivery services.

     Ameren does seek approval now for one change in electric rate design to be effective January 2, 2007. As noted above, Ameren seeks to implement a rider for AmerenIP to address asbestos costs, to be approved in this proceeding and to become effective when the mandatory transition period ends. The HMAC Rider is discussed in Section IV.G.4, infra.

     IP, which has not had a gas rate case since 1994, filed for a proposed increase in its base gas rates on June 25, 2004. Applicants stated that after the order is issued in that case (expected in the normal course of such cases to be in May, 2005), IP will not seek another increase in gas base rates to be effective until after December 31, 2006. Application, p. 20.

          3.   SERVICE AREA, COMMUNITY, AND LABOR COMMITMENTS

     Applicants stated that Ameren has committed to maintaining a presence and enhancing the service and support in IP's service territory and the communities that IP serves. Specifically, Ameren committed that:


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                                                                         04-0294

          o Ameren has contributed a total of $300,000 to the Decatur and other IP service area United Way organizations. After closing, Ameren would thereafter increase its total contribution to United Way, civic, charitable, and social service organizations in IP's service territory to at least $1.5 million annually. (In contrast, IP's contributions to such organizations totaled about half that amount in 2003.);

          o As noted above, Ameren will cause IP to make between $275 million and $325 million of capital expenditures during Ameren's first two years of ownership of IP;

          o Ameren will commit additional resources to support and enhance economic development aimed at attracting new jobs in the IP service territory;

          o Ameren will maintain IP's headquarters in Decatur, Illinois for not less than five years following closing;

          o IP workforce reductions resulting from the acquisition will not exceed 25 employees for a period of four years following the closing, except to the extent additional reductions occur through attrition or voluntary separation programs;

          o    IP will honor all existing labor agreements; and

          o IP employees, retirees and retirees' surviving dependents will remain in their current IP benefit plans or be moved into appropriate Ameren plans. Applicants' Exhibit 1.0, p. 7.

Applicants stated that these commitments will ensure a continued and vital presence in the IP service territory, and safe, reliable utility service, for years to come. Application, pp. 20-21.

          4.   POWER SUPPLY

     IP presently receives its power supply under separate contracts with DMG, an affiliate, EEInc., also an affiliate, and AmerGen, which owns and operates the Clinton nuclear unit. The AmerGen contract expires at the end of 2004. The DMG contract also expires at the end of 2004. The EEInc. contract expires at the end of 2005. In connection with the transactions contemplated by the SPA, IP, and another Dynegy affiliate, DYPM, will enter into a new PPA pursuant to which DYPM will supply IP with up to 2,800 MW of capacity and energy for a period of two years, 2005-2006. Ameren, acting on behalf of IP as its future owner, and DYPM negotiated this PPA at arms-length for over two months. Applicants stated that the PPA reflects market-based terms and conditions for the amounts of capacity, energy, and ancillary services that will be provided by DYPM to allow IP to reliably serve its retail load. Application, pp. 21-22. The remainder of IP's requirements, approximately 700 MW for 2005 and 900 MW for 2006, will be offered for bid in the market place, pursuant to an independently-administered


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competitive bidding process. Applicants explained that these arrangements will assure IP a reliable supply of power and energy to meet its retail load requirements as an IDC, at reasonable cost, through the end of the mandatory transition period. Application, p. 22.

IV.  DISCUSSION OF REQUESTED APPROVALS

     A.   SECTION 7-204: REORGANIZATION APPROVAL

     The Application requests approval of a "reorganization" within the meaning of Section 7-204 of the PUA. That Section states, in part, that

          For purposes of this Section, "reorganization" means any transaction which, regardless of the means by which it is accomplished, results in a change in the... ownership or control of any entity which owns or controls the majority of the voting capital stock of a public utility...."

220 ILCS 5/7-204.

     Section 7-204 requires that the Commission make a series of findings, each of which is addressed below.

          1. FINDING 1: "THE PROPOSED REORGANIZATION WILL NOT DIMINISH THE UTILITY'S ABILITY TO PROVIDE ADEQUATE, RELIABLE, EFFICIENT, SAFE AND LEAST-COST PUBLIC UTILITY SERVICE."

     APPLICANTS' POSITION: Ameren brings a strong record of customer service to this transaction. Ameren has a proven track record of high quality service that is second to none in communities much like those that IP serves. Thus, Ameren is fully qualified to oversee IP's provision of service to its diverse service territory, and is committed to maintaining and improving IP's service quality.

     Mr. David Whiteley, Ameren's Senior Vice President-Energy Delivery and Mr. Jimmy L. Davis, Ameren's Vice President-Energy Delivery, testified that Ameren provides high quality and highly reliable utility service, and is highly rated in terms of customer service. In the IP area, Ameren will make and follow through on the same commitment to improve customer service that it has made in its other service areas. In no regard will the quality of IP service diminish. Applicants' Exs. 7.0 and 9.0.

     Mr. Gary Rainwater, Ameren's Chairman, Chief Executive Officer and President, testified that Ameren has committed to invest at least $275-$325 million on capital projects during Ameren's first two years of ownership of IP. Applicants' Ex. 1.0, p. 7. This will enable IP to continue to make necessary investments in its electric and gas systems throughout its service area. Moreover, the improvement in IP's credit ratings that Ameren anticipates and IP's affiliation with a parent with its own superior credit ratings will ensure that IP will have ready and continued access, on reasonable terms, to the capital necessary to maintain and enhance its infrastructure. In addition, Ameren is making the service area, community, and labor commitments listed in


                                       10
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                                                                         04-0294

Section III.D.3 of this Order.

     STAFF'S POSITION: Staff witness Eric Lounsberry recommended that the Commission find that the Reorganization meets the requirements of Section 7-204(b)(1) and will not diminish IP's ability to provide adequate, reliable, efficient, safe, and least-cost public utility service for its natural gas customers. ICC Staff Ex. 4.0, p. 2. In addition, Staff witness Ronald Linkenback testified that there were no indications that the Reorganization would diminish IP's ability to provide adequate, reliable, efficient and safe public utility service for its electric customers. ICC Staff Ex. 5.0, p. 2. Staff witness Rex Evans testified that after the merger is complete, Ameren will effectively have a service territory that will allow qualified gas personnel to be placed in a manner that will provide a high level of quality response times for the new organization. ICC Staff Ex. 13.0, p. 4.

     COMMISSION ANALYSIS AND CONCLUSION: The Commission concludes that the Reorganization will not diminish IP's ability to provide adequate, reliable, efficient, safe and least-cost public utility service. No party has contended that the Reorganization does not satisfy the requirements of Section 7-204(b)(1). Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(1).

          2. FINDING 2: "THE PROPOSED REORGANIZATION WILL NOT RESULT IN THE UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES BY THE UTILITY OR ITS CUSTOMERS."

     APPLICANTS' POSITION: Ameren is a registered holding company under PUHCA and operates under clear and fair cost-allocation guidelines. Those guidelines are reflected in both the Ameren General Services Agreement ("Ameren GSA"), which the Commission originally approved in Docket No. 95-0551, and which was modified recently in Docket No. 03-0279 to include AmerenCILCO as a party and to address SEC regulations. Mr. Baxter testified that IP will be allocated and charged costs pursuant to: (i) the Ameren GSA, and (ii) the SEC's rules. (A copy of the amended Ameren GSA was provided as Applicants' Ex. 5.2.) The Ameren GSA and the SEC regulations will preclude any unjustified subsidization of non-utility activities.

     Moreover, assuming the Reorganization closes, IP made the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551 and that AmerenCILCO made in Docket No. 02-0428. Specifically, IP committed that it would accept Conditions U.1 and U.2 imposed in the Commission's Order in Docket 02-0428. Applicants' Ex. 11.0, lines 239-286. These conditions are Conditions 9 and 10 listed on Appendix A to this Order.

     STAFF'S POSITION: Staff witness Dianna Hathhorn recommended in her direct testimony that the Commission find that the Reorganization will not result in the unjustified subsidization of non-utility activities by IP or its customers as required by Section 7-204(b)(2). ICC Staff Ex. 8.0, p. 3.


                                       11
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                                                                         04-0294

     COMMISSION ANALYSIS AND CONCLUSION: The Commission concludes that the Reorganization will not result in the unjustified subsidization of non-utility activities by IP or its customers. No party is contending that the criteria of
Section 7-204(b)(2) will not be met. Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(2).

          3. FINDING 3: "COSTS AND FACILITIES ARE FAIRLY AND REASONABLY ALLOCATED BETWEEN UTILITY AND NON-UTILITY ACTIVITIES IN SUCH A MANNER THAT THE COMMISSION MAY IDENTIFY THOSE COSTS AND FACILITIES WHICH ARE PROPERLY INCLUDED BY THE UTILITY FOR RATEMAKING PURPOSES."

     APPLICANTS' POSITION: Applicants' witness Mr. Lyons testified that Ameren will allocate and charge costs in accordance with the Ameren GSA, as approved by the Commission in Docket No. 03-0279, and in accordance with the SEC's regulations. Applicants' Ex. 5.0, p. 9. Moreover, as discussed above, IP has made the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551 and AmerenCILCO made in Docket No. 02-0428.

     STAFF'S POSITION: Staff witness Hathhorn testified that Applicants adequately addressed the issue of whether costs and facilities will be fairly and reasonably allocated. She recommended, therefore, that the Commission find that costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes. ICC Staff Ex. 8.0, p. 5.

     COMMISSION ANALYSIS AND CONCLUSION: The Commission concludes that the Reorganization will result in costs and facilities being fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes. Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(3) of the PUA.

          4. FINDING 4: "THE PROPOSED REORGANIZATION WILL NOT SIGNIFICANTLY IMPAIR THE UTILITY'S ABILITY TO RAISE NECESSARY CAPITAL ON REASONABLE TERMS OR TO MAINTAIN A REASONABLE CAPITAL STRUCTURE."

     APPLICANTS' POSITION: Mr. Jerre Birdsong, Ameren's Treasurer, testified that the Reorganization will have a positive impact on IP's ability to raise necessary capital on reasonable terms and to maintain a reasonable capital structure, because Ameren will recapitalize IP, which will improve IP's financial condition through a strengthened balance sheet and which Ameren expects to result in investment grade credit ratings for IP. Moreover, IP will be a subsidiary of a parent company that has a credit rating higher than that of Illinova or Dynegy. Applicants' Ex. 4.0, p. 3-4. Mr. Birdsong also testified that these recapitalization efforts will result in a capital structure at IP that more closely matches its net utility assets and consists of 50-60% common equity by December 31, 2006. Applicants' Ex. 4.0, p.6. Mr. Baxter also explained


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                                                                         04-0294

that the Reorganization will produce a balanced capital structure more closely related to IP's utility assets. Applicants' Ex. 2.0, p. 3.

     STAFF'S POSITION: In her direct testimony, Staff witness Sheena Kight stated that the Reorganization will not significantly impair IP's ability to raise necessary capital on reasonable terms or maintain a reasonable capital structure. Ms. Kight testified that both S&P and Moody's view the transaction as a positive influence on IP's financial health. ICC Staff Ex. 10.0R, pp. 2, 7-8.

     COMMISSION ANALYSIS AND CONCLUSION: The record, including the commitments made by and the conditions agreed to by Applicants as set forth on Appendix A to this Order, establishes that the Reorganization will not significantly impair IP's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure. In fact, the record shows that Ameren plans to redeem approximately $750 million of higher-cost debt currently outstanding at IP by December 31, 2006. The record also shows that Ameren anticipates that at least one of the major rating agencies will raise IP's bond rating to an investment grade level at or shortly after the closing of the Reorganization. No party is contending that the Reorganization will have an adverse impact on IP's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure. Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(4) of the PUA. This Commission finding should not be construed as an endorsement of the Applicants' stated common equity target range for IP for the purpose of setting rates.

          5. FINDING 5: "THE UTILITY WILL REMAIN SUBJECT TO ALL APPLICABLE LAWS, REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES."

     APPLICANTS' POSITION: AmerenIP will be an Illinois public utility, subject to all laws and rules applicable to Illinois public utilities. In Docket No. 95-0551 and Docket No. 02-0428, the Ameren Utilities made certain commitments intended to assure that the Commission would not be preempted from regulating certain aspects of their businesses solely due to Ameren's status as a registered holding company under PUHCA. As noted earlier in this Order, IP made the same commitments here assuming regulatory approval and closing of the Reorganization. Applicants' Ex. 11.0, p. 11-12. This commitment is embodied in Conditions 9 and 10 set forth on Appendix A to this Order.

     STAFF'S POSITION: Staff witness Bonita Pearce testified that nothing indicates that the Reorganization will change the applicability of laws, regulations, rules, decisions and policies governing the regulation of the Applicants. ICC Staff Ex. 9.0, p. 22. She recommended, therefore, that the Commission find that IP will remain subject to the laws, regulations, rules decisions, and policies governing the regulation of Illinois public utilities after closing of the Reorganization. Id.

     COMMISSION ANALYSIS AND CONCLUSION: The evidence of record, including the conditions agreed to by Applicants, establishes that the Reorganization will not affect IP's status as an Illinois utility and that it will remain subject to all

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                                                                         04-0294

applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois utilities. Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(5).

          6. FINDING 6: "THE PROPOSED REORGANIZATION IS NOT LIKELY TO HAVE A SIGNIFICANT ADVERSE EFFECT ON COMPETITION IN THOSE MARKETS OVER WHICH THE COMMISSION HAS JURISDICTION."

     APPLICANTS' POSITION: Applicants stated that Ameren is acquiring only a very small amount of generation from Dynegy, consisting of Illinova Generating Company's 20% share of EEInc., which owns and operates the 1,014 MW Joppa Plant. Applicants also explained that Ameren's acquisition of Illinova Generating's interest in the Joppa Plant does not require this Commission's approval. Ameren and Dynegy required, and requested, the FERC's approval of that acquisition. On July 28, 2004, FERC approved that acquisition. FERC Docket EC 04-81-000, Order issued July 29, 2004.

     Mr. Rodney Frame, a principal with Analysis Group, assessed the competitive effects of Ameren's proposed acquisition of IP and Illinova Generating's 20% interest in EEInc. Mr. Frame explained that Ameren's acquisition of IP and Dynegy's 20% interest in EEInc. will result in virtually no change in market concentration. Applicants' Ex. 10.0, p. 10. To arrive at this conclusion, Mr. Frame performed a detailed competitive screen analysis under the FERC's merger guidelines. Applicants' Ex. 10.0, p. 4.

     Mr. Frame explained that, in addition, Ameren's acquisition of IP should have no materially adverse impact on the competitive retail electric or gas markets. Applicants' Ex. 10.0, p. 4-5. Ameren cannot exclude competitors from the IP electric and gas systems. Federal and state laws and regulations, as well as IP's tariffs filed pursuant to those laws and regulations, generally prohibit IP from discriminating against non-affiliates. Applicants' Ex. 10.0, p. 4.

     Further, IP has no separate retail marketing function. Two other Dynegy affiliates (Dynegy Energy Services ("DES") and Illinois Power Energy ("IPE")) provide competitive retail electric service in Illinois. Even if these other affiliates were to cease making retail electric sales in the state, for whatever reason, there would still be an ample number of competitors to assure robust competition for retail electric load. Applicants' Ex. 10.0, p. 4. Applicants' witness Barry Huddleston of Dynegy described options that these affiliates are pursuing to be able to maintain their certifications as alternative retail electric suppliers ("ARES") in Illinois. Applicants' Ex. 18.0, pp. 5-6. He also explained why there would not be a significant adverse impact on competition in retail electricity markets in Illinois even if these two entities were no longer certified as ARES. Applicants Ex. 18.0, pp. 6-10.

     Nonetheless, Ameren agreed to certain conditions in response to Staff's expressed concerns about the competitive effect of Ameren's acquisition of Dynegy's share of EEInc. Specifically, Ameren agreed as follows:

                                                                         04-0294

     As a condition of Ameren's proposed acquisition of IP, Ameren commits to increase, via transmission projects or upgrades, competitive access into the AmerenCIPS delivery market by 300 MW and into the AmerenIP delivery market by 200 MW. The transmission projects or upgrades proposed and completed will be specific to addressing this mitigation commitment and will be specifically designed to address the need to increase simultaneous import capability into AmerenCIPS and AmerenIP delivery markets by 300 MW and 200 MW, respectively. Until such time as transmission projects or upgrades, specific to this mitigation commitment, have increased competitive access into the AmerenCIPS delivery market by 300 MW, Ameren will continue its power sales offer to unaffiliated entities from the 125 MW share of Joppa that Ameren is acquiring from Dynegy. Ameren further commits that: (1) it will meet with the Staff no later than June 30, 2005, to discuss the transmission projects or upgrades that would satisfy these commitments to increase competitive access; (2) it will use best efforts to work with Staff to reach an agreement by December 16, 2005 on the projects which will best serve the interest of increasing competitive access, provided that if Ameren and Staff are unable to reach an agreement, the matter shall be brought to the Commission's attention via a Staff report; and (3) to the extent required by law, within 6 months of reaching an agreement with Staff, Ameren (through its public utility subsidiaries) will file petitions for certificates of convenience and necessity with the Commission seeking authority to engage in the projects. ICC Staff Ex. 15.0, Attachment 1.

     In addition, in response to Staff witness Dr. Eric Schlaf's recommendation, Applicants committed to make a filing with the Commission within 180 days following closing to conform the non-rate provisions of the delivery services tariffs of AmerenCIPS, AmerenCILCO and IP. (See Condition 17 set forth in Appendix A to this Order.)

     STAFF'S POSITION: Staff witness Dr. Howard Haas testified that the Ameren service territory was likely to see a significant adverse effect on competition as a result of Ameren's proposed acquisition of Dynegy's 20% share of EEInc., unless adequate mitigation was adopted. ICC Staff Ex. 1.0, pp. 3-4, 23. Dr. Haas testified THAT Ameren's proposed acquisition of the 20% share of EEInc. would increase Ameren's market power in its own delivery market. ICC Staff Ex. 1.0, p.
3. He stated that, generally speaking, market power exists in markets where market concentrations are high, particularly where one or two firms control a significant portion of the capacity in such a market. In the pre-acquisition environment, Ameren's market is already heavily concentrated and Ameren has a dominant position in its own market. Ameren's current dominant share of the generation that can serve Ameren's delivery market raises concerns that Ameren has a measure of market power within that market. Id. Ameren's proposed acquisition of Dynegy's share of EEInc. will increase Ameren's dominant share of the generation in the already heavily concentrated Ameren delivery market. He testified that the proposed acquisition of Dynegy's share of EEInc. would therefore exacerbate the market power that Ameren already has in its delivery market. ICC Staff Ex. 1.0, pp. 3-4.

                                                                         04-0294

     Dr. Haas testified that, as a result, the proposed acquisition would have a significant effect on both the competitiveness of the Illinois retail electric market that the Commission does regulate and on the prices retail customers would have to pay. ICC Staff Ex. 1.0, p. 6-7. He stated that the levels of concentration in this wholesale market, and the impact this acquisition will have on the level of concentration, are such that there is, by accepted standards, a presumption that this acquisition will have a negative impact on competition in the wholesale market that can serve load in AmerenCIPS' and AmerenUE's service territory. This, in turn, is a significant concern due to the potential influence the wholesale suppliers in this market, specifically Ameren, will have over prices they can charge to all end-use bundled and unbundled retail customers. ICC Staff Ex. 1.0, pp. 13-14. He explained that the less competition that exists in the wholesale market, the higher the prices will tend to be relative to a more competitive marketplace, all else held equal. By decreasing the amount of competition, the acquisition will tend to have a negative impact on retail customers relative to the status quo. ICC Staff Ex. 1.0, p. 14.

     Dr. Haas explained that the post-2005 Herfindahl-Hirshmann Index ("HHI") numbers show a very clear problem exists in the Ameren delivery market. ICC Staff Ex. 1.0, p. 16. He testified that the Ameren delivery market is very heavily concentrated and dominated by Ameren's unregulated affiliate. As a result, competition is limited, and there should be real concerns about the competitiveness of that market. Under these circumstances, an increase in concentration, generated via acquisitions that decrease the numbers of competitors, should be avoided or prevented regardless of how small or how large the increment may be. Id. Dr. Haas stated that, as long as the premise is accepted that competition in the electricity market is a good thing, increases in concentration through the consolidation of competitors under the circumstances evident in the Ameren market only serves to hurt competition, and, ultimately, retail customers. He concluded that the Ameren market has a serious market concentration problem now and steps should be made to reduce the level of concentration that exists, rather than allow moves that make the situation worse. Id.

     Dr. Haas also testified that Ameren's market is so heavily concentrated that even this "very small" amount of EEInc. capacity being added to Ameren's assets is enough to cause a significant screen violation in the Post-2006 market analysis, despite the use of what he believed to be an apparently overgenerous list of potential competitors. Id. The HHI tests are designed to show where the acquisition of competitors is likely to cause harm to competition. He testified that Ameren's acquisition of 20% of EEInc. fails this test. The "very small" amount of capacity in question is not small enough to avoid failing the test given the level of concentration and given the relative amount of capacity in the marketplace. ICC Staff Ex. 1.0, pp. 16-17.

     Dr. Haas also stated that by Mr. Frame's proposed standard, the existing level of concentration in a market should be ignored so long as the increments being acquired by the dominant company appear to be "very small." Dr. Haas stated, however, that the acquisition is not "very small" by FERC's merger standards, given the current level of concentration in Ameren's market and Ameren's current share of capacity in that market. Additionally, ignoring "small" increment acquisitions is a dangerous path, because over time, such an approach would allow a dominant company to eliminate all the competition in its

                                                                         04-0294

market via a series of "very small" amounts over an extended period of time. ICC Staff Ex. 1.0, p. 17.

     Dr. Haas testified that, moreover, contrary to Mr. Frame's position, regional power supply changes that occur between now and 2006 are not likely to reduce potential concerns about competitive problems in wholesale electricity markets. ICC Staff Ex. 1.0, p. 18. Dr. Haas explained that he expects that, while functional RTOs would improve the market, the market will still be operating in the context of the underlying market structures. The promised liquidity that will come from financial markets for transmission, congestion hedging, and energy will help make regional competition more robust than it is today, but market concentrations will still cause concerns regarding the existence of market power. ICC Staff Ex. 1.0, p. 19. Transmission limitations will still exist. Initial Financial Transmission Rights allocations will still go to the parties that hold transmission rights now. The preferential treatment of grandfathered transmission rights, in terms of hedging against congestion, in the various RTO market designs will tend to maintain the current supplier/buyer relationships to the detriment of new entrants and existing potential suppliers in the various regional markets. Id. He stated that these limitations maintain the importance of local power sources, and existing supply relationships, in a given market, as will concerns about non-price issues such as reliability. All of this will maintain the importance of the competitiveness of these localized sub-markets within the regional footprint in determining prices to end use customers. ICC Staff Ex. 1.0, p. 19.

     Dr. Haas then explained why Applicants' initial mitigation proposal to offer 125 MW of capacity from the Joppa Plant to the wholesale market via competitive solicitation was inadequate. He stated that there is a structural problem in the Ameren delivery market in the form of the current heavy concentration of ownership of capacity. ICC Staff Ex. 1.0, p. 20-21. Ameren's proposed acquisition of 20% of EEInc. would exacerbate this structural problem. He stated that while correcting for the pre-existing market problems are beyond the scope of this proceeding, any problems exacerbated by the proposed transaction should be addressed. Any mitigation should address the structural nature of the problem by eliminating this increment in the concentration of capacity ownership in the delivery market. Dr. Haas stated that a temporary sale of power does not do this. ICC Staff Ex. 1.0, p. 21.

     Dr. Haas proposed that any mitigation would have to address the structural nature of the problem by eliminating this increment in the concentration of capacity ownership in the delivery market. ICC Staff Ex. 1.0, p. 23. He stated that if Ameren did not buy Dynegy's share of EEInc. or if Ameren sold off an equivalent portion of its ownership of EEInc. to a third party, that would solve the structural problem. Absent that, building sufficient transmission import capacity to eliminate the increase in the HHI caused by Ameren's acquisition would address the structural problem that the proposed acquisition would introduce. Id. He stated that there would have to be a commitment to build this transmission within a limited window of time. Dr. Haas recommended that in the meantime, Ameren should provide its non-structural mitigation via the sale of power from the acquired capacity from the plant until the transmission in question is built. The terms of the sale of the power could otherwise be as Ameren proposed. Id.

                                                                         04-0294

     In his rebuttal testimony, Dr. Haas explained that Ameren's revised commitment, in which it committed to build sufficient transmission to mitigate the anti-competitive wholesale effects of the proposed acquisition (see Condition 16 on Appendix A to this Order), is an appropriate structural remedy to the structural problem that is being introduced to the marketplace via this proposed acquisition. ICC Staff Ex. 14.0, p. 4. Dr. Haas stated that in order to negate the adverse competitive effect of losing Dynegy's share of the Joppa output as a potential competitor in the Ameren service territory, as measured using HHI analysis, Ameren would have to increase transmission import capability into the AmerenCIPS service territory by 300 MW. Dr. Haas stated that Ameren's commitment to build 300 MW of simultaneous import capability into the AmerenCIPS service territory would therefore mitigate his primary concern with regard to the proposed acquisition's impact on wholesale competition. ICC Staff Ex. 14.0,
p. 5. Ameren has also agreed to provide the 125 MW of capacity to third parties until such time that it has successfully completed the transmission projects to be identified as part of the mitigation proposal presented here. ICC Staff Ex. 14.0, pp. 4-5. This will mitigate competitive concerns until such time that these projects are completed and will also serve to provide an incentive for Ameren to complete the projects. ICC Staff Ex. 14.0, p. 5. Dr. Haas testified that, overall, Ameren's commitments addressed his concerns regarding the adverse competitive effect of this transaction.

     In his direct testimony, Staff witness Dr. Eric Schlaf testified that the Reorganization may have an adverse effect on retail competition because two Dynegy affiliates, DES and IPE, may be forced to relinquish the ARES certificates they hold that permit them to provide power and energy service to retail customers. ICC Staff Ex. 2.0, p. 3. Dr. Schlaf expressed his view that DES and IPE will have difficulty in complying, or find it impossible to comply, with the "reciprocity requirements" of Illinois Administrative Code Part 451 ("Part 451") and Section 16-115(d) of the Act. ICC Staff Ex. 2.0, p. 3-4.

     Dr. Schlaf stated that, since DES and IPE are successful retail suppliers, retail competition would suffer if these entities were to lose their ARES certificates. He also stated that there would be substantial harm to the IP retail market where IPE currently operates as one of only two major suppliers, and a lesser amount of harm to the more vibrant ComEd retail market where DES is a relatively small market participant. ICC Staff Ex. 2.0, p. 3. As a result of the merger, the currently unaffiliated ARES in the IP market, AEM will become an affiliated ARES of IP. Id. The net effect of the merger would be a move from a situation of two major suppliers, one of which is an affiliate of IP, to a situation where there exists only one major active supplier and that supplier would be an affiliate of IP. Dr. Schlaf testified that with little or no ARES competition, AEM would likely have little reason to compete against IP. Id.

     Dr. Schlaf explained that retail competition is just beginning to gain a foothold in the IP market. ICC Staff Ex. 2.0, p. 10. A significant portion of IP's largest customers have indicated their interest in delivery services, so it appears possible that retail competition could begin to develop in the future should new unaffiliated suppliers appear to offer service to IP's customers. Id. Dr. Schlaf stated that, accordingly, the potential harm to retail competition could be mitigated. He stated that the key to mitigation is to encourage new, unaffiliated marketers to enter the market to replace IPE as quickly as possible

                                                                         04-0294

and return the market to its former status. ICC Staff Ex. 2.0, p. 11. Dr. Schlaf recommended that IP construct new transmission, or upgrade existing transmission lines, to permit power imports into IP's service territory equal to the amount of RES load lost when IPE exits the market. ICC Staff Ex. 2.0, p. 15. New transmission could enable retail suppliers to access remotely generated power rather than relying on the generation located in the IP service territory. Id. Additionally, should no supplier emerge to serve IPE's customers and those customers return to bundled service, the new transmission would enable IP itself to obtain access to a wider set of generators than those generators now located in IP's service territory. Dr. Schlaf also recommended that IP conform its delivery service tariffs to those of the other Ameren companies, just as CILCO was required to do after Ameren acquired it. ICC Staff Ex. 2.0, pp. 15-16.

     In his rebuttal testimony, Dr. Schlaf stated that the additional 200 MW of transmission capacity into the IP control area which Ameren committed to construct would reasonably mitigate the potential damage to the retail market that could ensue as a result of the loss of IPE as a competitor in the IP retail market. He stated that Ameren's commitment to upgrade the IP transmission system by 200 MW would satisfy his recommendation. ICC Staff Ex. 15.0, p. 1-2.

     Dr. Schlaf also recommended Ameren commit to filing tariffs within 180 days of the closing of the merger that conform IP's delivery services tariffs and non-rate terms and conditions and business practices to those of the other Ameren companies. This commitment would mirror the condition the Commission imposed on Ameren in Docket No. 02-0428. Id., pp. 2-3. Ameren agreed to this commitment. Applicants' Ex. 40.0, pp. 1-2. Dr. Schlaf concluded that, with these two commitments, the Reorganization would not violate Section 7-204(b)(6) of the Public Utilities Act, with respect to retail competition. ICC Staff Ex. 15.0, p. 3.

     COMMISSION ANALYSIS AND CONCLUSION: In light of Applicants' commitments and the conditions they have agreed to, including Conditions 16 and 17 set forth on Appendix A to this Order, there is no remaining contested issue among the parties with respect to the criteria of Section 7-204(b)(6), and the record establishes that based upon the commitments of the Applicants, the Reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction. Ameren's commitment to install additional transmission into the AmerenCIPS service area and into the IP service area adequately addresses any concerns that the wholesale or retail markets would be adversely affected by the Reorganization or by Ameren's acquisition of 20% of EEInc. Accordingly, the Commission finds that the Reorganization will satisfy the criteria of Section 7-204(b)(6) of the PUA.

          7. FINDING 7: "THE PROPOSED REORGANIZATION IS NOT LIKELY TO RESULT IN ANY ADVERSE RATE IMPACTS ON RETAIL CUSTOMERS."

     APPLICANTS' POSITION: Ameren assessed the effect of the transaction on rates by comparing IP's 2007 revenue requirements under two scenarios: Dynegy ownership and Ameren ownership. There were four key differences between the two scenarios: under Ameren ownership, (i) rate base was greater due to the effect


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                                                                         04-0294

of the transaction on accumulated deferred income taxes ("ADIT"), (ii) non-fuel O&M was lower due to Ameren's forecast of synergies that the Reorganization will produce, (iii) the Ameren ownership scenario reflected amortization of the regulatory asset, and (iv) purchased power and gas costs were lower due to Ameren's forecast of savings of 1.5% that would be realized through greater combined purchasing power ("bulk purchases") and savings of 4.7% due to Ameren's calculation of lower costs arising from IP's improved credit rating under Ameren ownership. The analysis showed that, overall, IP's 2007 revenue requirements would be lower under Ameren ownership than under Dynegy ownership.

     With respect to the effect on ADIT of the transaction, Dynegy and Ameren have elected to treat the transaction as an asset purchase for income tax purposes under Section 338(h)(10) of the Internal Revenue Code, even though it is a stock purchase. If this transaction were treated as a stock purchase for income tax purposes, Dynegy would experience an unacceptable, significantly adverse tax treatment. Accordingly, Dynegy explained that without the Section 338(h)(10) election it would not proceed with this transaction. The specific effect of the 338(h)(10) election is to reduce IP's ADIT, and thus to increase rate base, by $310 million in the 2007 study period. Applicants' Ex. 3.4. Ameren also requested recovery of various expenses, totaling $67 million, as a regulatory asset, to be amortized from 2007 through 2010. Applicants' witness Martin J. Lyons, Jr., testified that the following expenses were included in this amount: (i) the stock issuance costs associated with the equity issued by Ameren to acquire IP; (ii) the severance and relocation costs associated with integration of IP into Ameren; (iii) the implementation costs associated with integration of IP into Ameren; (iv) any acquisition adjustment associated with the acquisition of IP by Ameren; and (v) any debt redemption costs associated with the recapitalization of IP. Applicants' Exs. 24.0 and 24.1. Ameren's revenue requirements analysis was intended to show that cost reductions resulting from the Reorganization would at least offset the increase in revenue requirement associated with the change in the ADIT balance. Applicants' witness Nelson testified that Ameren has identified at least $33 million of non-fuel O&M savings. With respect to purchased power and gas costs, he also testified that Ameren identified approximately $13 million of bulk purchasing savings, and $42 million of credit-related savings. Applicants' Ex. 41.1. The result of Mr. Nelson's analysis was that IP's total revenue requirement would be lower under Ameren ownership than under Dynegy ownership. Id.

     In response to the testimony of Staff and the AG, Ameren offered the surrebuttal testimony of Scott Glaeser, its Manager of Supply, and two outside experts, Mr. Timothy Kingston of Goldman, Sachs, and Mr. Richard Goldberg of the Brattle Group. Mr. Glaeser offered specific examples of gas supply savings achieved in Ameren's acquisition of CILCO in support of Mr. Nelson's calculation of the bulk purchasing savings. His analysis showed that Ameren could achieve the projected $13 million of bulk purchasing savings. Applicants' Ex. 43.0, pp. 3-4.

     Mr. Kingston offered testimony regarding the effect of poor credit ratings on power and gas procurement costs. He testified that entities with poor credit can expect to incur costs associated with credit enhancement, such as posting of collateral. Applicants' Ex. 44.0, p. 3. His analysis identified 13 publicly traded utility companies presently rated speculative by Moody's and S&P


                                       20
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                                                                         04-0294

(excluding Dynegy and bankrupt companies). Of those 13, 12 are currently posting collateral, and the thirteenth had not filed a 10-K that would allow a determination to be made. Id. at 4.

     Mr. Goldberg reviewed three potential sources of credit-related savings for IP. Applicants' Ex. 42.0, p. 3. The three areas reviewed by Mr. Goldberg were: higher commodity costs due to the increased risk to suppliers that credit concerns may result in failure to fulfill purchased commodity contracts; the costs associated with prepayments or other credit enhancement mechanisms; and higher costs due to a reduced number of suppliers willing to contract with a buyer with poor credit standing. He then quantified the savings that would be associated with each. Id., at 3-4. Mr. Goldberg's analysis estimated that the three components of credit-related savings identified totaled $46 million annually, an amount comparable to Mr. Nelson's initial estimate of $42 million. Applicants' Ex. 42.0, p. 6.

     STAFF'S POSITION: The Staff reviewed Ameren's savings analysis. The Staff accepted the Applicants' estimate of non-fuel O&M savings, but did not attribute any savings to purchased power and gas. Staff noted that while it is possible that the consolidation of purchased power and purchased gas for IP with the other Ameren companies may generate savings for IP, the achievement of savings through greater buying power is neither automatic nor certain. ICC Staff Ex. 16.0, p. 7. Staff concluded that Ameren's generalized reliance on its business experience is inadequate and does not provide the Commission with a sufficient basis to find that the Reorganization will produce the buying power savings asserted by Ameren. ICC Staff Ex. 16.0, p. 8. Further, while IP may experience higher costs as a result of its below-investment grade credit rating, Staff concluded that the Applicants had not adequately quantified the additional costs (and thus the savings that the Reorganization will produce). ICC Staff Ex. 11.0,
p. 11; ICC Staff Ex. 21.0, p. 2. As a result, Staff's calculations showed that IP's revenue requirement would be higher under Ameren ownership than under Dynegy ownership. ICC Staff Ex. 8.0, Schedule 8.1.

     AG'S POSITION: AG witness David Effron testified that the costs of the transaction to ratepayers are known and certain, but that the estimates of savings were highly subjective. He observed that Applicants had merely provided a listing of steps to be taken to achieve O&M, or non-fuel savings, and stated his belief that Applicants had not substantiated their projected purchased power and gas savings or their projected non-fuel O&M savings.

     The AG offered two potential rate mitigation measures. First, Mr. Effron stated that if the Applicants sincerely believe that their forecast of savings is realistic and will be achieved, and if they expect the Commission to make a finding that there will be no adverse rate effects based on the realization of those savings, then they should be willing to stand behind those estimates and hold customers harmless if the savings are not achieved. He proposed a bench-marking analysis to insure that ratepayers receive the benefit of the forecasted O&M synergies and savings. He testified that substantially all of the O&M savings would have to be achieved to assure that the costs of the transaction to customers do not exceed the benefits to customers. Mr. Effron also questioned the validity of the purchased gas and power savings identified by the Applicants. He testified that the amount of purchased gas and power

                                                                         04-0294

savings associated with credit-worthiness should be considered no more than $18.3 million, and the savings associated with bulk power purchases should be considered no more than $13.5 million; he testified that as a result, it would be necessary for $28.9 million of the projected $33 million O&M savings to be achieved in order for the costs to ratepayers not to exceed the benefits associated with the Reorganization. AG Ex. 5, pp. 4-5; Sch. DJE-2.

     Second, the AG offered the testimony of Kathryn Tholin, the General Manger of Community Energy Cooperative, who discussed a residential real-time pricing ("RTP") program as a means of mitigating adverse rate effects. Ms. Tholin explained that she has worked with ComEd on an Energy Smart Pricing Plan ("ESPP") that brings the benefits of real-time pricing to residential customers. Ms. Tholin testified that, under the ESPP in effect in ComEd's territory, participants have reduced their electricity bills by an average of 20%. AG Ex. 4, p. 9. Ms. Tholin also explained that a program such as the ESPP brings significant benefits to non-participants, as well. Because participants in such a program reduce their usage at time of peak, the peak is lower, reducing electrical stress on the system. Additionally, because the price of power at peak is highly elastic, a lower peak means lower prices for all consumers. Id.,
p. 11.Ms. Tholin proposed that IP and the other Ameren utilities be required to implement a residential RTP program for the post-2006 period. She stated that such a program would reduce costs for all customers. Id., pp. 12 -13.

     AGREED RESOLUTION: To attempt to resolve the issues relating to the impact of the Reorganization on rates, Applicants, Staff, the AG, and CUB entered into discussions, which resulted in a Memorandum of Agreement ("MoA") executed by Ameren, CUB, and the AG. The MoA (Applicants' Ex. 47.0) provides that Ameren will take a number of actions with respect to the $33 million of non-fuel synergies it has identified. Specifically, the MoA provides that Ameren commits to make the results of projects planned to produce these savings transparent, and establishes a "liquidated damages"-type system of penalties for failure to complete cost savings projects. To that end, the MoA contains a "Schedule of Integration Projects and Projected 2007 Savings" (the "Savings Schedule"), which breaks out the projects and associated savings amounts ("Associated Savings Amount") underlying Ameren's calculation of $33 million of merger synergies. Applicants' Ex. 47.0. Attachment B.

     Under the MoA, in order to verify that Ameren achieves the synergies described in Applicants' Exhibit 47.0, Attachment B, IP is subject to the following provisions:

     1. Beginning in the second quarter of 2005, IP will provide quarterly updates to the Commission (via a filing on e-Docket under Docket No. 04-0294), CUB, and the AG of its progress towards reaching the merger synergy milestones. Meetings will be scheduled at mutually convenient times and places. Updates on the work effort towards each project will be provided.

     2. In its next electric rate case and next gas rate case, IP will file as a component of its initial filing a report (verified by a witness in the case) detailing the milestones achieved, as well as other identified savings. The verified report shall provide information


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


                                                                         04-0294

          current as of the time of the rate filing.

     3. In IP's next electric rate case and next gas rate case, for all Associated Savings Amounts not reflected in the proposed test year, the Commission may reduce O&M expenses by the jurisdictional (i.e., electric vs. gas) portion of any Associated Savings Amount ("Jurisdictional O&M Reduction") for any milestone that IP has not achieved or cannot demonstrate that it is reasonably certain to achieve by the time the rates approved in that case go into effect, unless and to the extent that IP can demonstrate: (i) greater savings than estimated from other milestones on the Savings Schedule ("Greater Savings"); (ii) other O&M savings not reflected on the Savings Schedule ("Other Savings"); or (iii) that, in light of facts or circumstances then known, achieving the milestone is imprudent or would materially and adversely affect customer service or system reliability; provided, however, that normal utility operating and maintenance practices may not be deemed to materially and adversely affect customer service or system reliability. The burden of proving
          (i) that IP has achieved or is reasonably certain of achieving a milestone, (ii) the amount of Greater Savings and Other Savings, and
          (iii) the imprudence or adverse effect of achieving a milestone that has not been achieved, shall be on IP. Thus, to the extent that IP meets its burden to show that a milestone is imprudent or would materially and adversely affect customer service or system reliability, or that there are Greater Savings or Other Savings, the Commission may offset the amount of a Jurisdictional O&M Reduction, if any, that otherwise would be appropriate.

     4. In IP's next electric rate case and gas rate case, IP will allocate Associated Savings Amounts on a basis consistent with the underlying O&M expenses to which they relate.

     In addition, in the MoA, Ameren agrees to a condition that requires IP to propose a residential RTP tariff effective after 01/01/07 on the following terms:

     1.   RTP generation service tariff will be optional.

     2. The Delivery Services tariff applicable to RTP residential customers will be IP's standard Delivery Service tariff available to all residential consumers taking generation services from IP or from an alternative electric supplier.

     3. Customers taking the optional RTP tariff can switch to RES supplied service at any time, subject to standard DASR rules.

     4. The Hourly Energy Prices developed by IP will be applicable to all hourly energy consumed by the customer during the monthly billing period.

     5. There will be a monthly Customer Charge that will also reflect the cost of the special metering installed to monitor hourly usage and price accordingly.


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


                                                                         04-0294

     The MoA also provides that IP will work cooperatively with neighborhood/community groups seeking to provide educational support for the residential RTP; and that IP will cooperate in good faith with the AG to design a residential RTP tariff that: (i) includes reasonable, appropriate and economic protections against unfavorable RTP outcomes, provided that the cost of any such protections shall be reflected in charges under the residential RTP tariff; (ii) establishes a reasonable means of recovering firm capacity charges, if any, and setting hourly energy prices; (iii) establishes reasonable rules on switching to and from standard generation service (i.e., IP's generally available generation service offering to residential customers after the end of the mandatory transition period) by residential RTP customers; and (iv) establishes reasonable means of customer access to pricing information.

     Nothing in the MoA was intended to alter in any respect any other commitment or condition of approval agreed to by Ameren or IP in this proceeding.

     The foregoing conditions and commitments agreed to by Ameren in the MoA are Conditions 19 through 25 on Appendix A to this Order. The MoA also memorializes the agreement of Ameren, the AG, and CUB concerning the terms of the proposed HMAC Rider, which is addressed in Section IV.G.4 below.

     Staff filed comments responding to the MoA indicating that in light of the terms of the MoA it did not oppose a Commission finding that the proposed Reorganization is not likely to result in adverse rate impacts on retail customers. Staff further indicated that its non-opposition was based on the particular facts and circumstances presented in this proceeding (including but not limited to the MoA). Staff also indicated that although it does not oppose approval of the Reorganization or a finding that the proposed reorganization is not likely to result in adverse rate impacts on retail customers, Staff's non-opposition should not be construed in connection with any future proceeding as (i) acceptance of the positions or arguments presented in the Applicants' testimony, or (ii) waiver or rejection of any of the positions or arguments presented in the testimony of Staff witnesses.

     COMMISSION CONCLUSION: The Commission finds that Ameren, AG, and CUB have agreed that, with the conditions agreed to by Ameren, including Conditions 19 through 25 on Appendix A to this Order, the record supports a conclusion that the Reorganization is not likely to result in any adverse rate impacts for retail customers. No other party has disputed this conclusion. While there was some disagreement in the record as to the specific amounts of savings that IP will achieve after closing, Ameren has agreed to measures to assure that IP is taking adequate steps to produce savings and to impose quantifiable measures to insure that rates are not increased if savings fail to materialize. Further, Ameren has agreed to cost mitigation in the form of a residential RTP program, which, the record indicates, should reduce costs not only for program participants, but for non-participants as well. Accordingly, based on the terms of the MoA, Applicants' Exhibit 47.0, and Attachment B thereto, including the commitments made by and the conditions agreed to by Applicants therein, and taking into account other information in the record as necessary, the Commission finds that the proposed Reorganization is not likely to result in any adverse rate impacts on retail customers. The Commission therefore concludes that the Reorganization satisfies the criteria of Section 7-204(b)(7) of the PUA. While

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                                                                         04-0294

the Commission's finding is conclusive with respect to making the finding required by Section 7-204(b)(7), it is based on the particular facts and circumstances presented in this proceeding, including the MoA. In this regard, the Commission's finding is not intended and should not be interpreted to limit or restrict the arguments or positions that Staff or other parties may make in future proceedings.

     B.   TREATMENT OF COSTS AND SAVINGS

     Under Section 7-204 of the PUA, in this proceeding the Commission must rule on: (i) the allocation of any savings resulting from the Reorganization; and
(ii) whether IP should be allowed to recover any costs incurred in accomplishing the Reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

     APPLICANTS' POSITION: Ameren asserts that it is making a significant investment and incurring substantial expenses to acquire and recapitalize IP. Ameren expects the total costs of accomplishing the Reorganization to exceed $450 million. Applicants' Ex. 5.0, pp. 7-9.

     Ameren explained that it does not seek recovery of the full amount of the costs of accomplishing the Reorganization. Rather, Ameren proposes to reflect $67 million of these costs on AmerenIP's books, as a regulatory asset, to be amortized ratably over the period 2007--2010. This proposal means that, out of the total projected Reorganization costs of more than $450 million, IP customers will be asked to pay approximately $67 million of those costs. Applicants' Ex. 5.0, p. 8.

     Ameren explained that the requested finding is well within the Commission's authority. Section 7-204(c) compels the Commission to address this issue: "the Commission shall not approve a reorganization without ruling on... whether the companies should be allowed to recover any costs incurred in accomplishing the reorganization and, if so, the amount of costs eligible for recovery and how costs will allocated." 220 ILCS 5/7-204(c) (emphasis added). Application, p. 29.

     Mr. Baxter explained that a significant portion of these costs are necessary in connection with the actions to be taken to improve IP's credit rating, which will be one of the principal benefits of the Reorganization, and which will have a positive effect on IP's cost of service, in the form of lower cost funds and goods and services. Applicants' Ex. 2.0, pp. 7-8. Without incurring these costs Ameren states that it could not undertake and complete this transaction. Id. at 8. Accordingly, Ameren does not believe that it should be required to fully absorb these costs. Id.

     Ameren also explained that it does not intend to retain any savings produced by the transaction.

     STAFF'S POSITION: Staff witness Bonita Pearce reviewed Ameren's proposal and requested that: Ameren specifically identify the specific costs that make up the requested $67 million regulatory asset; Ameren provide estimates of the time periods over which the underlying costs are expected to be incurred; Ameren address how the costs would directly benefit ratepayers; Ameren specifically address how the underlying costs would be recoverable under normal ratemaking

                                                                         04-0294

circumstances; and Ameren specifically agree not to include the underlying costs in any future test year of an IP rate proceeding. ICC Staff Ex. 9.0, p. 14.

     In response to Ms. Pearce's request, Mr. Lyons explained that Ameren is willing to identify a more specific pool of costs, totaling $137 million, from which the $67 million regulatory asset would be derived. Applicants' Ex. 24.0,
p.2. The $137.0 million cost pool consists of: integration costs ($19.3 million); voluntary and involuntary severance and relocation benefits ($20.5 million); costs to issue common stock to fund the reorganization ($22.6 million); and debt redemption premiums ($74.6 million), totaling $137 million. Ameren proposes to include the integration costs of $19.3 million plus the voluntary and involuntary severance and relocation benefits of $20.5 million as components of the requested $67 million regulatory asset as such costs are incurred. Applicants' Ex. 24.0, p. 2. These two components total $39.8 million. For the remainder of the requested $67 million regulatory asset, Ameren proposes to defer, as part of the asset, some portion of the costs related to issuance of stock to fund the reorganization plus debt redemption premiums to the extent needed to reach the requested $67 million. Applicants' Ex. 24.1. Ms. Pearce noted that, accordingly, up to $27.2 million of stock issuance costs and debt redemption premiums would be deferred. ICC Staff Ex. 19.0, p. 7.

     Ms. Pearce testified that the integration, severance, and relocation costs are properly includable in the regulatory asset. ICC Staff Ex. 19.0, p. 6. Staff witness Michael McNally testified that none of the stock issuance costs would be includable, but that debt redemption premiums up to $27.2 million would be recoverable. ICC Staff Ex. 21.0, pp. 10-11. Therefore, Staff would consider $67.0 million of the $137 million identified by Ameren for potential recovery in the form of a regulatory asset, as follows: severance, relocation, and integration costs, $39.8 million; costs to issue common stock to fund reorganization $00.0; and debt redemption premium, $27.2 million, totaling $67 million. ICC Staff Ex. 19.0, pp. 5-6.

     Ms. Pearce stated that she inferred that IP will incur most of the integration, severance, relocation, and debt redemption premium costs related to the reorganization prior to 2007. Therefore, assuming IP files an electric rate increase for the post-2006 rate period, the Commission and other parties to the rate proceeding will be able to review IP's actual costs associated with the requested regulatory asset prior to amortization of the regulatory asset and its inclusion in rates. ICC Staff Ex. 19, p. 7.

     Ms. Pearce also explained that Mr. Nelson addressed her third concern, regarding direct benefit to ratepayers, by identifying the following reorganization costs as directly benefiting ratepayers: (1) costs to issue stock will allow Ameren to acquire and recapitalize IP, which in turn, restores IP to an investment grade credit rating and reduces IP's cost of service; (2) costs to redeem debt benefit customers for the same reasons noted above; (3) costs to integrate the systems and facilities of IP and Ameren reduce the cost of service (because Ameren will not incur costs that do not produce savings); and (4) costs related to severance and relocation also reduce the cost of service. Applicants' Ex. 23.0, p. 17; ICC Staff Ex. 19.0, pp. 7-8.

                                                                         04-0294

     Ms. Pearce also testified that her concern regarding how the underlying costs would be treated under normal ratemaking circumstances is mitigated by Ameren's willingness to recognize the regulatory asset as specific costs are incurred as opposed to its previous request to recognize such asset immediately upon closing. ICC Staff Ex. 19, p. 8.

     Ms. Pearce proposed that, for ratemaking purposes IP should capture all costs related to the reorganization in a deferred asset account, and that IP accumulate within sub-accounts the costs for each category approved by the Commission. Subject to Commission review of the actual costs incurred, IP would, in post-2006 rates, be allowed to amortize up to $39.8 million for integration, severance, and relocation expenses, and up to $27.2 million of debt redemption premium costs. ICC Staff Ex. 19, p. 9. She further stated that Ameren's proposal to allocate the regulatory asset between electric and gas business lines based on electric and gas rate bases as a percent of IP's total rate base is reasonable. Remaining costs in excess of the aforementioned $67.0 million, if any, would be excluded from rate recovery in any other rate proceeding. Thus, if Applicants incurred $50 million of integration, severance, and relocation costs to effect the reorganization, a maximum of $39.8 million would be includable in rates. If less than the requested $39.8 million were incurred, the lesser amount would be includable in rates. Likewise, if less than $27.2 million were incurred for debt redemption premium costs, the lesser amount would be includable in rates. ICC Staff Ex. 19, p. 9. She also stated that, if the Commission adopts her proposal, the issue of double recovery would be eliminated. ICC Staff Ex. 19, p. 10.

     Ms. Pearce recommended that the Commission could consider the full $67 million requested by the Applicants for the creation of a regulatory asset. If the Commission were to approve the creation of a regulatory asset, she recommended that the Commission impose the following requirements: (1) Applicants would record all actual costs related to the reorganization as the costs were incurred; (2) Applicants would submit an annual report to the Commission with a copy to the Manager of Accounting by March 15th for the years 2004 - 2006 that would set forth: (i) a cost summary of the actual costs incurred to date and ii) a listing of each cost incurred in the calendar year that would include a description of the cost, the amount, and a reference to a supporting document; (3) Applicants would support the requested regulatory asset during the anticipated proceeding to set rates for the post-2006 period by (a) Providing for the record the following: (i) a cost summary of the actual costs incurred and (ii) a listing of the actual costs incurred that would include a description of each cost, the amount, and a reference to a supporting document; and (b) making the supporting documents available for review by the parties in the proceeding; and (4) Applicants would have the burden to demonstrate that the Applicants have incurred actual costs underlying the requested regulatory asset in accordance with the amount approved by the Commission. ICC Staff Ex. 19.0, pp. 10-11.

     COMMISSION CONCLUSION: Based on the foregoing, the Commission concludes that the proposed allocation of savings and costs is reasonable, and that establishment of a regulatory asset of up to $67 million, to be amortized over the period 2007-2010, is acceptable and should be approved, subject to the conditions proposed by Staff and set forth in Paragraph 11 of Appendix A to this Order.

                                                                         04-0294

     C.   APPROVAL OF AFFILIATED INTEREST AGREEMENTS

     Applicants propose that AmerenIP will enter into five affiliated interest agreements, for which Commission approval is required under Sections 7-101 and 7-204A of the PUA.

          1.   GENERAL SERVICES AGREEMENT

     In Docket No. 95-0551, in connection with the formation of Ameren as the parent to AmerenUE and AmerenCIPS, the Commission approved the entry of those two utilities into the Ameren GSA with Ameren Services. Thereafter, in Docket No. 03-0279, the Commission approved AmerenCILCO's entry into the Ameren GSA, as well as certain modifications of the agreement. The Ameren GSA has also been approved by the SEC pursuant to PUHCA. Ameren seeks authority for AmerenIP to enter into, and become a party to, the Ameren GSA. The Ameren GSA was provided for the record as Applicants' Ex. 5.2.

          2.   FUEL AND NATURAL GAS SERVICES AGREEMENT

     AmerenCIPS, AmerenCILCO and AmerenUE are parties to a Fuel and Natural Gas Services agreement ("Ameren FSA") with Ameren Fuels. Under the Ameren FSA, Ameren Fuels provides fuel procurement and fuel management services to AmerenCIPS, AmerenUE, and AmerenCILCO. The Ameren FSA was modified most recently by the Commission in Docket No. 03-0279 to add AmerenCILCO as a party. Ameren seeks authority for AmerenIP to enter into the Ameren FSA. Ameren stated that this will allow AmerenIP to achieve the same kind of fuel procurement and fuel management benefits which Ameren Fuels provides to AmerenCIPS, AmerenUE and AmerenCILCO. (A copy of the Ameren FSA was provided as Applicants' Ex. 5.3.)

          3.   TAX ALLOCATION AGREEMENT

     The Ameren Companies are parties to a tax allocation agreement ("Ameren TAA"), which allocates federal income tax liabilities amongst them. The Ameren TAA was most recently approved in Docket No. 03-0279. (A copy of the TAA was provided as Applicants' Ex. 5.4.) Ameren seeks authority for AmerenIP to enter into the Ameren TAA or a materially identical TAA.

     STAFF'S POSITION: Staff witness Dianna Hathhorn testified that she reviewed the Ameren GSA, the Ameren FSA, and the Ameren TAA, and recommend that the Commission approve these agreements. ICC Staff Ex. 8.0, pp. 3-5. However, Ms. Hathhorn also recommended that Commission approval not allow for changes to be made to the TAA identified as Applicants' Exhibit 5.4 without Commission approval (i.e., in approving the TAA identified as Applicants' Exhibit 5.4 not include language approving that TAA "or a materially identical TAA.") Id. at 4-5. Ms. Hathhorn also recommended that the Commission order the Applicants to file copies of the signed, executed agreements that are approved by the Commission in this proceeding with the Commission and with the Manager of the Commission's Accounting Department, within 60 days of the date of the acquisition. Id. at 5.


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                                                                         04-0294

          4.   MONEY POOL AGREEMENT

     APPLICANTS' POSITION: Ameren affiliates participate in the Ameren Money Pool Agreement (or "Utility Money Pool"), which allows them to engage in short-term loans from time to time. The Ameren Money Pool Agreement was most recently approved in Docket No. 03-0214. (A copy of the Money Pool Agreement was provided as Applicants' Ex. 5.5 Revised.) Ameren seeks authority for AmerenIP to enter into the Ameren Money Pool Agreement. The aggregate amount of borrowings outstanding at any time by IP under the Ameren Money Pool Agreement and the Unilateral Borrowing Agreement (see Section IV.C.5 below) will not exceed $500 million. Application, p. 40 and Applicants' Ex. 22.1, p. 15.

     In his surrebuttal testimony, Applicants' witness Jerre Birdsong described an agreement among the parties regarding IP's participation in the Utility Money Pool, which was intended to address concerns expressed by Staff and the AG and CUB (as summarized below). The agreement among Staff, the AG, CUB, and Applicants is that IP's ability to put money into the pool will be limited until it achieves investment grade ratings from both Moody's and S&P. The specific limitations that Ameren agrees to accept are set forth in Condition 7 on Appendix A to this Order. Applicants' Ex. 36.0, pp. 4-5

     STAFF'S POSITION: In her direct testimony, Staff witness Sheena Kight stated that IP should be allowed to participate only as a borrower in the Ameren Money Pool Agreement until such time as it can show it has sufficient cash flows to do so. ICC Staff Ex. 10.0R, p. 13. Ms. Kight further stated in her rebuttal testimony that the Money Pool Agreement to which IP would become a party would not permit the utility to invest its surplus cash in the pool. She also questioned the use of any surplus cash at IP by stating that it would first be used for lending before it would be invested in the pool. ICC Staff Ex. 20.0, p. 10.

     ATTORNEY GENERAL'S AND CUB'S POSITIONS: AG and CUB witness James Rothschild recommended in his direct testimony and again in his rebuttal testimony that the total amount of short-term debt that IP be allowed to loan to Ameren be capped at 5% of IP's total capitalization. AG Ex. 1.0, p. 21; AG Ex. 6.0, p. 10.

          5.   UNILATERAL BORROWING AGREEMENT

     APPLICANTS' POSITION: The Applicants seek authorization for Ameren to make short-term loans to IP after closing (and in connection therewith to acquire promissory notes of IP evidencing such loans) in order to fund IP's capital expenditure and working capital requirements. At present, IP does not have a bank credit facility and relies on prepayments of interest by Illinova on the Intercompany Note to fund working capital needs. Accordingly, in order to insure that immediately upon closing there is a mechanism in place by which IP can obtain short-term capital, IP requests authority to issue to Ameren, from time to time until January 1, 2007, up to $500 million principal amount at any time outstanding of promissory notes having maturities of less than one year. Note that the aggregate amount of borrowings outstanding at any time by IP under the


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                                                                         04-0294

Ameren Money Pool Agreement (see Section IV.C.4 above) and the Unilateral Borrowing Agreement will not exceed $500 million. Application, p. 40 and Applicants' Ex. 22.1, p. 15. Further, under this proposal, any promissory note issued by IP to Ameren evidencing a loan may be subordinated to other indebtedness of IP and will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren. Applicants' Ex. 22.1.

     STAFF'S POSITION: Staff witness Sheena Kight testified in her direct testimony that the Commission should not approve Applicants' request for authority to make short-term loans to IP because no written agreement that meets the requirements of Part 340 of the Administrative Code was provided. ICC Staff Ex. 10.0R, p. 13. In response to Ms. Kight's testimony, Mr. Birdsong provided a unilateral borrowing agreement between Ameren and IP as required under Part 340 of the Administrative Code. Applicants' Ex. 22.0, pp. 15-16 and Applicants' Ex.
22.1. As a result, in her rebuttal testimony Ms. Kight recommended that Ameren be allowed to provide short-term financing to IP under the terms of the unilateral borrowing agreement, not to exceed $500 million. ICC Staff Ex. 20.0,
p. 1-2.

     COMMISSION CONCLUSION: The conditions agreed to by Ameren and Staff are reasonable, and the five affiliate agreements should be approved subject to the conditions discussed herein. Those conditions are contained in Appendix A to this Order.

     D.   BOOKS AND RECORDS

     APPLICANTS' POSITION: Ameren stated in the Application that it intends to maintain a substantial portion of IP's books and records at IP's headquarters in Decatur. Application, pp. 31-32. However, Ameren stated that certain records -- particularly those relating to services provided by affiliated service companies, such as Ameren Services or Ameren Fuels -- are more efficiently maintained at Ameren's headquarters in St. Louis. Accordingly, Ameren requested approval under Section 5-106 of the PUA for IP to maintain its books and records outside of the State of Illinois after closing. Ameren acknowledged that IP will be liable for, and upon proper invoice from the Commission will promptly reimburse the Commission for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the PUA. 220 ILCS 5/5-106.

     STAFF'S POSITION: Staff witness Bonita Pearce recommended that the Commission approve the Applicants' request to maintain certain records at Ameren's offices in St. Louis, given Ameren's acknowledgement that IP will be liable for the reasonable costs and expenses associated with the audit or inspection of any out-of-state books, accounts, papers, records and memoranda. ICC Staff Ex. 9.0, pp. 4, 21-22. No other party addressed this portion of the Application.

     COMMISSION CONCLUSION: The Commission concludes that the record supports approval of Ameren's request that it be allowed to maintain certain records of AmerenIP outside of the State, subject to the requirements of Section 5-106 of


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the PUA, including Ameren's acknowledgement of its responsibility for certain costs as described above.

     E.   SECTION 7-102

     APPLICANTS' POSITION: Section 7-102 of the PUA requires the Commission's approval whenever a "public utility may by any means, direct or indirect, merge or consolidate its franchises, license, permits, plants, equipment, business or other property with that of any other public utility." 220 ILCS 5/7-102. Applicants stated their belief that the Reorganization does not constitute a direct or indirect merger or consolidation of two utilities' businesses or property. Rather, in their view the Reorganization is a change in control transaction over which the Commission plainly has jurisdiction under Sections 7-204 and 7-204A. Applicants stated, however, that to the extent that the Commission determines that the Reorganization is also subject to the approval requirements of Section 7-102, Applicants seek approval pursuant to that Section. Section 7-102 would require that Applicants demonstrate that the approval should reasonably be granted and that the public should be convenienced thereby.

     COMMISSION CONCLUSION: The Commission concludes that the findings it is making pursuant to Section 7-204 of the PUA and the conditions attached hereto as Appendix A are sufficient to support a conclusion that approval for the Reorganization should reasonably be granted and that the Reorganization is in the public interest and that the public will be convenienced thereby. Therefore, if and to the extent that Section 7-102 of the PUA is applicable to the proposed Reorganization, the record shows that the criteria for approval under Section 7-102 have been met.

     F.   SECTION 6-103

     Section 6-103 of the PUA provides, in relevant part, as follows:

     In any reorganization of a public utility, resulting from forced sale, or in any other manner, the amount of capitalization, including therein all stocks and stock certificates and bonds, notes and other evidences of indebtedness, shall be such as is authorized by the Commission, which in making its determination, shall not exceed the fair value of the property involved.

     APPLICANTS' POSITION: Mr. Jerre Birdsong testified that Ameren plans to recapitalize IP in a manner that will allow IP to regain financial health and obtain investment grade ratings. Mr. Birdsong explained that Ameren's plan involves the elimination of the Intercompany Note and a significant infusion of equity by Ameren, to be used to eliminate preferred stock and at least $750 million of long-term debt, $550 million of which carries an interest rate of 11.5%. Applicants' Ex. 4.0, p. 5-7. He explained that this will not only restore IP to financial health, but will also appropriately balance its capital structure, the size of which presently far exceeds the net book cost of its utility assets. Accordingly, Applicants requested that the Commission approve the capitalization of IP resulting from the Reorganization, under Section 6-103. Id.


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                                                                         04-0294

     Mr. Birdsong stated the Applicants have not sought approval of the capital structure for ratemaking purposes. Ameren understands that IP will have to justify its capital structure in subsequent rate proceedings. Applicants' Ex. 36.1.

     STAFF'S POSITION: Staff witness Sheena Kight stated that based on the information that Applicants presented, IP's capitalization will not exceed the fair value of its property after the completion of the recapitalization by Ameren. In addition, she stated that the elimination of the Intercompany Note will reduce IP's capitalization to equal the fair market value of its property, as required by Section 6-103. ICC Staff Ex. 10.0R, p. 9.

     AG AND CUB POSITION: AG and CUB witness James Rothschild discussed the proposed capital structure for IP post-Reorganization. Mr. Rothschild expressed concern that the capital structure contained excessive equity, and would not be appropriate for ratemaking purposes. He stated that as long as the excess equity in the capital structure is not used as the basis for the capital structure used to set rates, it will not pose any problems for ratepayers. As a result, he stated that he is not opposed to Ameren causing the capital structure of IP to contain the level of common equity as requested in the Reorganization. AG/CUB Ex. 6.0, p. 8.

     COMMISSION CONCLUSION: The Commission concludes based on the record that the Reorganization will not result in IP having a capitalization in excess of the fair value of the property involved, and therefore that the requirements of
Section 6-103 of the PUA will be met. The Commission emphasizes that its approval of IP's total capitalization is not a determination of a reasonable capital structure for ratemaking purposes.

     G.   OTHER FINDINGS

          1.   APPROVAL OF ACCOUNTING ENTRIES

     APPLICANTS' POSITION: The Applicants seek the Commission's approval for the accounting entries associated with the Reorganization, including those related to the elimination of the Intercompany Note and those related to the amortization of a portion of Ameren's transaction costs. These proposed entries were sponsored by, and discussed in the testimony of, Ms. Peggy Carter, IP's Managing Director, Controller, and Mr. Martin Lyons, Jr., Ameren's Controller. The proposed accounting entries for elimination of the Intercompany Note and estimated balance of common equity at closing were presented on Applicants'
Exhibit 11.2 sponsored by Ms. Carter. The proposed accounting entries for the Reorganization were presented in Applicants' Ex. 5.1, sponsored by Mr. Lyons. It is Applicants' position that the proposed entries are, for the reasons Ms. Carter and Mr. Lyons discuss, reasonable and in accordance with generally accepted accounting principles and the Uniform System of Accounts ("USoA") applicable to electric and gas utilities in Illinois.

     STAFF'S POSITION: Staff witness Michael McNally recommended that, if the proposed transaction is authorized, the Order in this proceeding should instruct IP to not include push-down adjustments in its annual reports to the Commission. He noted that the Applicants have agreed to reverse the effect of push down


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                                                                         04-0294

accounting for ratemaking purposes. ICC Staff Ex.11.0, p. 21. However, the Applicants have suggested that IP intends to reflect push-down accounting in Accounts 221 and 204. Those accounts do not permit adjustments for push-down accounting. The USoA for electric utilities states that Account 204 is to reflect the cash consideration received for preferred stock. Similarly, the USoA for electric utilities states that Account 221 is to reflect the face value of bonds. The proposed reorganization does not change the cash consideration received for preferred stock nor the face value of outstanding bonds. Thus, IP should not reflect push-down adjustments for debt or preferred stock in its annual reports to the Commission.

     Staff witness Pearce discussed the proposed accounting entries in her direct testimony and testified that because the Applicants are required to use push down accounting for financial reporting purposes and committed to reverse the effects of push down accounting for regulatory ratemaking purposes, she did not object to the accounting entries. ICC Staff Ex. 9.0, p. 17. Staff witness Pearce further recommended in her rebuttal testimony (ICC Staff Ex. 19.0, p. 3) that the reversal of the impact of push down accounting be collapsed into account 114, plant acquisition adjustments, for all Illinois regulatory reporting purposes, such as Form 21 ILCC. Ms. Pearce also discussed Applicants' proposed accounting entries for elimination of the Intercompany Note as presented in the direct testimony of Ms. Carter. Ms. Pearce testified that the accounting treatment proposed by Applicants for elimination of the Intercompany Note conformed to the requirements of the USoA for electric and gas utilities in Illinois. ICC Staff Ex. 9.0, p. 19. Ms. Pearce also recommended that IP file the final actual accounting entries, including the amounts, associated with the elimination of the Intercompany Note with the Chief Clerk of the Commission, and provide a copy to the Commission's Manager of Accounting, within 120 days following the closing of the acquisition. ICC Staff Ex. 9.0, p. 20. In her rebuttal testimony, Staff witness Pearce noted that a FERC order directs the Applicants to submit complete details of all merger-related accounting entries, along with appropriate narrative explanations describing the basis for the entries in their proposed accounting for the merger within 60 days of the date on which the merger is consummated. Accordingly, Ms. Pearce recommended that Applicants provide a copy of such entries and explanations to the Chief Clerk of the ICC, with copies to the Manager of Accounting of the ICC, at the time the information is supplied to FERC. This recommendation superseded the request of Ms. Pearce in her direct testimony (ICC Staff Ex. 9.0, lines 395-398 and lines 438-442) that relate to filing copies of the actual accounting entries used to record the acquisition and the elimination of the Intercompany Note, respectively, on the books of IP.

     COMMISSION ANALYSIS AND CONCLUSION: Based on the record, and subject to the Applicants' agreement to reverse the effect of push down accounting for state regulatory purposes, the Commission concludes that IP's proposed accounting entries for elimination of the Intercompany Note, as presented on Applicants'
Exhibit 11.2, are reasonable and in accordance with the applicable accounting requirements, and should be approved. The Commission also adopts the recommendation of Staff witness Ms. Pearce that the impact of push down accounting should be collapsed into account 114, plant acquisition adjustments,


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                                                                         04-0294

for all Illinois regulatory purposes, such as reporting in Form 21 ILCC.

     IP is directed to file a copy of the final actual accounting entries, showing the actual amounts and including appropriate narrative explanations describing the basis for the entries, with the Chief Clerk of the Commission, and to provide a copy to the Commission's Manager of Accounting, within 60 days following the closing date of the acquisition. The Commission further finds that Applicants' proposed accounting entries for IP are reasonable and should be approved subject to the conditions set forth in this Order, including Appendix A.

          2.   PRUDENCE AND REASONABLENESS OF SHARE ACQUISITION

     APPLICANTS' POSITION: Ameren seeks a finding that its acquisition of the shares of IP pursuant to the Stock Purchase Agreement is prudent and reasonable, taking into consideration the effect of the Reorganization on the deferred tax balances on the books of IP. Ms. Carter testified that all of IP's deferred taxes will be eliminated from its books in exchange for reduction of the principal balance of the Intercompany Note. Applicants' Ex. 11.0, pp. 4-8. Mr. Craig Nelson explained that overall the Reorganization will reduce IP's cost of service because reductions in IP's cost of service will more than offset the impact of the change in the deferred tax balances and the recovery of a portion of the costs of accomplishing the Reorganization. Applicants' Ex. 23.0, p. 17.

     Mr. Baxter explained that as indicated by the terms of the Stock Purchase Agreement, Ameren is not willing to proceed with the transaction in the absence of reasonable assurance from the Commission (in the form of prudence and reasonableness findings) that efforts will not be undertaken in the future to undo (i.e., revise or reverse) the change in the deferred tax balances for rate base purposes or in any other respect. It is Applicants' position that disregard of AmerenIP's actual post-closing deferred tax balances for ratemaking purposes in the future could result in a violation of the Internal Revenue Service's ("IRS") tax normalization rules. Further, Mr. Baxter testified that any downward adjustment in rate base in a future rate case, based on imputation of accumulated deferred taxes that are no longer on AmerenIP's financial books, would deny Ameren the ability to earn a return of and on the investment it is making in IP. Applicants' Ex. 2.0, pp. 5-6. Ameren witness James Warren explained the potential impacts of the IRS' tax normalization rules resulting from any post-closing effort to undo the elimination of IP's deferred tax balances. Applicants' Ex. 6.0, p. 3. In a 338(h)(10) election, the legal form of the transaction, a stock purchase, is ignored for tax purposes (and only for tax purposes) and the transaction is treated for tax purposes as if IP ("Old IP") had sold all of its assets and transferred all of its liabilities to a new corporation ("New IP") and immediately thereafter Old IP liquidates into its parent, Illinova. Ameren will be treated as if it had formed New IP as a new subsidiary, which then purchased Old IP's assets in exchange for Old IP's liabilities and the cash purchase price. Id.

     Ameren acknowledged that the effect of Illinova's assumption of IP's deferred tax liabilities and the tax treatment of the Reorganization will be an increase in IP's combined electric and gas rate base at December 31, 2006 by


                                       34
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                                                                         04-0294

approximately $310 million. Mr. Baxter argued, however, that this increase in future rate base does not represent a windfall for Ameren, which maintains that it is investing much more in IP than the amount of the increase in future rate base. Applicants also asserted that the increase in rate base should not be viewed in isolation, but in the broader context of the overall effect of the Reorganization on IP's costs.

     Mr. Nelson explained that overall the Reorganization will have a positive effect on IP's financial condition, cost of service, and quality and reliability of service. He testified that Ameren expects to achieve synergies and other cost savings at IP that more than offset the effect of the change in rate base. Applicants' Ex. 3.0. The overall impact of the proposed Reorganization and of Applicants' proposed treatment of certain costs for ratemaking purposes has been discussed at length earlier in this Order in the sections concerning the criteria of Section 7-204(b)(7) of the PUA and the treatment of costs and savings. Additionally, Mr. Baxter emphasized that the Reorganization will produce significant benefits for IP's customers and the communities it serves, because IP will emerge from the Reorganization as a recapitalized, creditworthy, investment grade entity with the financial wherewithal to meet its service obligations. Applicants' Ex. 2.0.

     COMMISSION ANALYSIS AND CONCLUSION: As discussed at length earlier in this Order, the Commission has concluded based on the evidence, including the commitments made by and conditions accepted by Applicants, that the Reorganization and the related ratemaking treatments proposed by Applicants are not likely to have an adverse rate impact on IP's customers and that the criteria of Section 7-204(b)(7) of the PUA will be satisfied. The Commission also recognizes that the Reorganization is expected to result in benefits for IP's customers and the communities it serves, including recapitalization of IP, commitments to specific capital expenditure minimums and restoration of an investment grade bond rating for IP. Accordingly, the Commission concludes that the evidence shows that Ameren's acquisition of IP is prudent and reasonable, taking into account the effect of the transaction on IP's deferred tax balances. The Commission will therefore make the following finding as proposed by
Applicants:

     Ameren's acquisition of the Common Shares and the Preferred Shares of IP is prudent and reasonable, and the public will benefit thereby, taking into consideration the effect of the purchase on IP's deferred tax balances and rate-base valuation; Ameren's proposed IP accounting entries associated with the acquisition, including the entries associated with the changes in the deferred tax balances, are approved.

          3.   TERMINATION OF DIVIDEND RESTRICTION

     APPLICANTS' POSITION: In Docket No. 02-0561, the Commission restricted IP's ability to declare and pay dividends on its common stock, barring IP from declaring or paying a dividend unless IP's first mortgage bonds are rated at least BBB- by Standard & Poor's ("S&P") and Baa3 by Moody's Investor Services ("Moody's") and IP first obtains specific approval from the Commission for the declaration and payment of a dividend pursuant to Section 7-103 of the PUA. Mr. Baxter asserted that, because Ameren is undertaking to recapitalize IP, and


                                       35
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                                                                         04-0294

Ameren itself, unlike Dynegy, has an investment grade credit rating, the restrictions ordered in Docket No. 02-0561 are no longer necessary to protect IP and its customers in the future. Applicants' Exhibit 2.0, p. 9. Accordingly, in the Application, Ameren requested that the Commission terminate the Docket No. 02-0561 restriction, and enter a finding allowing IP to declare and pay a dividend on its common stock when its first mortgage bonds are rated either (i) at least BBB- by S&P or (ii) at least Baa3 by Moody's. Mr. Baxter stated that the requirement that at least one (rather than both) of these major rating agencies upgrade IP's bond ratings to investment grade will provide adequate protection in the future, because IP will be owned by a financially strong, investment-grade-rated parent, and because of the other commitments that Ameren is making for the purpose of restoring IP's financial health. Id.

     Mr. Baxter also offered that Ameren does not intend to misuse dividend authority in any respect. He stated that Ameren commits to establish a dividend policy at IP that is comparable to the dividend policies in effect at the other Ameren Utilities, consistent with achieving and maintaining the targeted capital structure with a common equity component of 50%-60%. Id.

     In response to Staff's concerns, as described below, Ameren revised its request relating to lifting the current dividend restriction. As presented in Mr. Birdsong's surrebuttal testimony, Ameren's revised request is that the Commission adopt a condition providing that after the acquisition of IP by Ameren is completed, the dividend payment restriction imposed in Docket No. 02-0561 will be lifted based upon the following conditions (Applicants' Ex. 36.1):

     1. The common dividend restriction the Commission imposed on IP in Docket No. 02-0561 would be terminated after the closing of the proposed reorganization if and at such time as IP achieves an investment grade credit rating from at least one nationally recognized credit rating agency, subject to the conditions and agreements indicated below.

     2. Ameren agrees that until IP achieves an investment grade credit rating from both S&P and Moody's, IP will not pay common dividends unless (i) Ameren maintains at least a BBB- corporate credit rating from S&P and a Baa3 corporate credit rating from Moody's or (ii) the Commission issues an order authorizing IP to resume declaring and paying common dividends. Ameren will provide the Manager of Finance evidence of its investment grade credit rating and the amount of the common dividend within five business days of IP's declaration of a common dividend.

     3. Ameren agrees that in the event IP has not redeemed all of the 11.5% bonds by December 31, 2006, IP may not thereafter declare or pay common dividends until such time as the Commission issues an order authorizing IP to resume declaring and paying common dividends.

                                                                         04-0294

     4. Ameren agrees that, until such time as all of IP's 11.5% first mortgage bonds are redeemed, the upper limit of total common dividends IP can pay to Ameren at any given calendar year will be determined as follows:

               a.   For 2005: $80 million

               b. For 2006: $160 million less cumulative common dividends paid to Ameren since the consummation of Ameren's acquisition of IP.

     5. Ameren agrees that for ratemaking purposes, the cost of any long-term debt issued by IP after acquisition by Ameren and before it returns to investment grade level (as rated by Moody's and S&P) would be imputed at the cost of utility bonds rated in the triple-B category (i.e. Baa/BBB) with similar terms to maturity.

     6. Ameren agrees that for gas and electric ratemaking purposes, IP's 11.5% long-term debt series will be imputed to the cost of utility bonds rated in the triple-B category (i.e. Baa/BBB) with eight-year terms to maturity. This would include the current IP gas rate case, Docket No. 04-0476, if the proposed Reorganization in 04-0294 is consummated before the end of that rate case.

     The foregoing components of Ameren's revised proposal are embodied in Conditions 1 through 6 as set forth on Appendix A to this Order.

     STAFF'S POSITION: Staff witness Kight testified that since IP has required prepayment of interest on the Intercompany Note to meet cash needs and, after the closing, will need to borrow from affiliates in order to meet its working capital needs, the current dividend restriction should not be lifted until IP can show it has sufficient earnings and cash flow to pay dividends. ICC Staff Ex. 10.0R, p. 10. She recommended that the current restriction remain in place due to the unknown amount of time it would take for IP to improve its financial strength to the point where it can pay dividends. Id. Ms. Kight proposed an alternative whereby the Applicants' proposal that IP achieve either a BBB-rating from S&P or a Baa3 rating from Moody's be accepted provided that IP also meet the following conditions: (1) Ameren must maintain a credit rating of at least BBB- from S&P and at least Baa3 from Moody's; (2) IP completes defeasance of the 11.5% first mortgage bonds; and (3) IP obtains specific approval from the Commission for the declaration and payment of dividends on its common stock. ICC Staff Ex.10.0R, p. 11.

     In her rebuttal testimony, Ms. Kight expressed concern that the lifting of the restrictions on IP's ability to pay dividends potentially could violate
Section 7-103 of the Act. ICC Staff Ex. 20.0, p. 3. She testified that given that the success of the proposed recapitalization of IP is uncertain, the dividend restriction should not be lifted until the Applicants demonstrate that the resumption of dividend payments by IP will not violate Section 7-103. Id.


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                                                                         04-0294

     ATTORNEY GENERAL'S/CUB'S POSITION: AG and CUB witness James Rothschild testified that it is reasonable to allow IP to pay a dividend to Ameren once IP's bond rating reaches investment grade. Mr. Rothschild said that the dividend payments should not be so great that they push IP's bond ratings below BBB-standards. This limitation would give the Commission an early warning if IP were again in danger of falling below investment grades.

     COMMISSION ANALYSIS AND CONCLUSION: Based on Ameren's revised proposal as presented in Mr. Birdsong's surrebuttal testimony and as embodied in Conditions 1 through 6 on Appendix A to this Order, there is no remaining issue among the parties with respect to the dividend restriction. The record establishes that lifting the dividend restriction imposed on IP in Docket No. 02-0561 subject to the revised conditions proposed by Ameren will be consistent with Section 7-103 of the PUA and that safeguards have been established to protect the financial integrity of IP before it resumes paying dividends. The revised conditions proposed by Ameren and accepted by Staff provide a reasonable opportunity for IP to pay dividends, but protects the public interest in maintaining IP's financial integrity and insuring that it retains or has access to sufficient cash to meet its operating and capital requirements. Accordingly, the Commission approves Ameren's revised proposal concerning the lifting of the Docket No. 02-0561 dividend restriction, as set forth as Conditions 1 through 6 on Appendix A to this Order.

     4.   ASBESTOS RIDER

     APPLICANTS' POSITION: Applicants requested approval of the HMAC Rider, an automatic adjustment clause rider, that would provide for the recovery of certain prudent costs incurred in connection with asbestos-related claims, to become effective after January 2, 2007. Recovery under the proposed rider would be limited to those costs that AmerenIP becomes legally obligated to pay after January 1, 2007, and that relate to claims arising from alleged exposure to asbestos at IP facilities prior to October 1, 1999.

     Ameren witness Steven Sullivan explained why the HMAC Rider is important to Ameren as the future owner of IP. He stated that exposure to asbestos fibers may lead to a number of diseases including lung cancer and mesothelioma. Due to the prevalence of asbestos, perhaps millions of workers throughout the nation have been exposed. This has led to thousands of lawsuits and judgments which, in turn, have resulted in hundreds of defendant companies and their insurers filing for bankruptcy. Mr. Sullivan explained that since 2001, a new type of asbestos litigation has developed. Instead of suing asbestos manufacturers (the original set of defendants in the asbestos litigation), plaintiffs are now seeking recovery against "premises" defendants. Applicants' Ex. 25.0, p. 3. In other words, plaintiffs are suing owners of property that have had asbestos on their premises. For electric utilities, this typically means that they are being sued because they had asbestos installed in structures or equipment at their power plants. Most of these lawsuits have been filed by contractors' employees that worked at utility power plants. Mr. Sullivan explained that although IP is now solely a transmission and distribution utility and no longer owns any power plants, it owned fossil-fueled power plants through September 30, 1999, at which time the plants were transferred to IP's parent, Illinova, which in turn transferred the plants to DMG. Id., pp. 3-4. IP has been and will continue to be


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sued for alleged asbestos exposures at its former fossil power plants up to the date of transfer. Many of the alleged exposures which now serve as the basis of current lawsuits against IP occurred at its power plants in the 1940's, 1950's, and 1960's. Mr. Sullivan explained that this liability is now Ameren's concern. Since Ameren is purchasing the stock of IP, it is essentially purchasing all responsibility for the claims now pending and those that may be filed in the future, based on exposure allegedly experienced at the former IP plants prior to October 1, 1999. Id., p. 4. He also noted that since Ameren will not be the owner of the power plants that give rise to the potential liability, it will have neither the opportunity to attempt to mitigate its costs and risks, nor the ongoing earning power of the plants to wholly or partially offset these costs and risks.

     Mr. Sullivan responded to suggestions of other parties that Ameren should have sought some means of mitigating the liability that IP faces. He explained that there were several alternatives, but none of them was acceptable or feasible. First, Dynegy could have indemnified IP for these liabilities. Id., p.
5. This request was made during negotiations but flatly rejected. In any event, in light of Dynegy's current credit ratings, this would have created an unacceptable risk for Ameren. Second, Ameren could have purchased the physical assets of IP instead of the common stock. Id., p. 5. Assuming that a court did not thereafter rule that by purchasing substantially all of the assets Ameren acquired successorship liability for claims arising out of asbestos exposure, this option would have effectively trapped these claims at a then-penniless IP. Such a scheme could have triggered intervention in the Commission approval docket by actual and potential asbestos claimants. Third, Ameren did not want to adopt a "wait and see" policy. Id., p. 5. Mr. Sullivan testified that Ameren is engaging in significant efforts to restore IP to an investment grade credit rating. Ameren is not interested in purchasing IP and then waiting to see if asbestos claims lead to significant financial harm. Mr. Sullivan stated that Ameren requires a general determination of recoverability now, and not in IP's next rate case, because once Ameren closes this deal, it has accepted liability. Id., p. 6. If the Commission later decides that these costs are not recoverable, Ameren is left without any legal recourse. Thus, it is critical to Ameren that the Commission make this determination prior to the close of this transaction.

     Mr. Sullivan also responded to arguments that the Commission must make a threshold decision that the asbestos costs are recoverable. Mr. Sullivan stated that the question before the Commission in this regard is whether asbestos-related costs are generally eligible for recovery in rates. Id., p. 7. He stated that the Commission need not determine whether any specific costs incurred by IP were prudently incurred, and thus recoverable, in order to approve the rider. He pointed out that a small amount of asbestos claim costs is already being recovered in IP's rates. Id. Moreover, the components of these costs are not unusual or of a type typically excluded from rates. For example, the asbestos costs will include legal costs for defense of claims. Legal expenses for defense of claims are generally recoverable in rates. The costs will also include settlements and judgments, which are also generally recoverable in rates. He also noted that settlement and judgment amounts are included in rates even where the judgment resulted from a finding that the utility was negligent or the settlement occurs in a lawsuit in which the utility was accused of negligence. Id. He further noted that most asbestos complaints


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                                                                         04-0294

articulate several theories of recovery, including "strict liability," which does not require a finding that the defendant was negligent. Id.

     Mr. Sullivan testified that whether specific costs incurred were prudent and thus eligible for rider recovery is a question that would be addressed in the periodic reconciliation proceedings under the rider, as is the case with costs charged to customers under other riders. The HMAC Rider would operate no differently, and the Commission would retain its full authority to disallow imprudent expenditures. Id., p. 8.

     Mr. Sullivan also explained that the HMAC Rider would not result in double recovery of costs. Ameren has proposed that the HMAC go into effect on January 2, 2007. Ameren also expects that new base rates for IP will go into effect on that date, as determined in a rate case to be litigated during 2006. Because the HMAC Rider would be placed into effect contemporaneously with the setting of new base rates, IP, the Commission and its Staff, and intervenors would be able to make sure that no asbestos related judgments, settlements or legal defense costs are included in setting the new base rates, and there would be no double recovery of these costs. Id.

     Mr. Sullivan also testified that there is no need to conduct a separate proceeding to decide on the appropriateness of the rate mechanism. Id. The HMAC Rider was part of Ameren's assessment of the overall transaction and was openly and plainly proposed in the Application in this matter, and interested parties have had (and availed themselves of) the opportunity to participate and make their views known with respect to the rider. The components of the costs are of types typically recovered in rates, and some asbestos costs are already being recovered in IP's rates. Id. Accordingly, the only significant question is one of rate design - are these costs of a type that warrants rider treatment?

     Mr. Sullivan testified that the proper criteria to be used to determine whether the rider is appropriate (and the criteria that the Commission and the Illinois courts have used) are that costs are uncertain (not easily predicted), volatile and potentially large or significant. He explained how Applicants' proposed rider satisfies each criterion. Id., p. 10.

     UNCERTAINTY: The level of asbestos-related costs that IP will incur will be a function of how many and when claims are brought against IP. Management can control costs by deciding how to respond to individual claims - how to manage the cases, what strategy to pursue, whether to settle, and so on. What management cannot control is how many cases are filed against the utility, when cases are filed, and how expeditiously plaintiffs' counsel prosecutes them. Those are factors entirely outside the control of management. Other factors that are beyond management's control, and thus add to the uncertainty, are the individual factors unique to each claim, such as type of disease, plaintiff's age, number of dependents and time on the premises, and the continuing escalation of health care costs. Moreover, while a utility might prepare periodic estimates of costs, it does not follow that costs are predictable over the longer term.


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                                                                         04-0294

     VOLATILITY: Mr. Sullivan described the volatility of asbestos costs, using Ameren's costs as an example. Before 2000, AmerenCIPS' and AmerenUE's combined asbestos costs were zero. In the next four years, those companies experienced the following level of asbestos claim costs: 2000, $255,128; 2001, $796,355; 2002, $1,610,415; 2003, $3,537,022. Id., p. 13. If AmerenCIPS and AmerenUE had
used 2000 as a test year, actual costs would have been over 300% of the test year amount the next year, almost 600% in 2002, and over 1400% of the test year amount in 2003. Even annual rate adjustments would have consistently understated these costs. Moreover, the volatility could go the other way. In a given year, asbestos claim activity and expenditures could be significantly lower than in prior years, meaning that the utility would over recover asbestos costs.

     MAGNITUDE OF COSTS: Mr. Sullivan noted that the standard used by the Commission in approving rider treatment for costs is that such costs be "potentially large"; the Commission used that standard when approving the use of riders to recover costs associated with manufactured gas plants ("MGPs"). He stated that asbestos claim costs are potentially large. Id., p. 15. In 2003, Ameren's asbestos litigation costs were over 60% greater than its MGP costs, and the trend is that asbestos costs are increasing each year. Mr. Sullivan testified that even at relatively low settlement amounts and with limited litigation, the sheer volume of claimants can produce a very large number in terms of the aggregate settlement and defense costs. Id. Further, a single judgment could be enormous. To date, Ameren has been successful in settling with plaintiffs; that is, no case against the Ameren utilities has gone to trial. Similarly, Ameren has in its view been successful with regard to the settlement terms between the parties, especially given the dollar exposure for which Ameren was at risk. Nonetheless, Ameren is aware that other defendants have not been as successful. For example, in a recent case Shell Oil Company had a judgment entered against it in the amount of $34 million, as a result of a lawsuit brought by a plaintiff in Madison County, Illinois, claiming damages associated with asbestos exposure. Id., p. 17. In 2003 a Madison County jury awarded a plaintiff $250 million in an asbestos suit brought against U.S. Steel. Id. Thus, the liability associated with these claims are truly unknown and certainly can be of a significant magnitude.

     Mr. Sullivan also explained why IP's rate of return does not compensate it for the risk of a large judgment. Most jurisdictions allow utilities to defer certain one-time, extraordinary expenses not contemplated in the ratemaking process for later recovery in rates. Illinois used to do so, but limitations were placed on the Commission's ability to authorize deferrals in the Supreme Court's BPI decisions. Subsequently, when setting an Illinois utility's rate of return, the Commission has not adjusted the rate of return developed by reference to sample companies in other jurisdictions to account for differences in deferral authority or to compensate the utility for the risks of being hit with a single large litigation judgment. Id., p. 19.

     Mr. Sullivan also addressed the contention that a pass-through rider poses a "moral hazard" and removes the utility's incentive to minimize costs. Under the HMAC, as is the case under other riders that have been used by Illinois utilities, including the FAC and PGA riders and the MGP cost riders, IP's actions will be subject to a prudence review. The prudence review has been deemed sufficient to address any "moral hazard" associated with those other


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riders. There is no other mechanism in place to address this concern with respect to the FAC, PGA and MGP riders presumably because the Commission (and in the case of the FAC and the PGA, the General Assembly) has concluded that a prudence review is a sufficient check against imprudent behavior. Additionally, the suggestion that IP could hold off settling claims until such time that the proposed rider goes into effect fails to recognize that the claims resolution process is highly driven by the scheduled trial date. Id., p. 21.

     Mr. Sullivan also explained that Ameren was willing to make several modifications to the HMAC Rider in response to concerns that have been raised by other parties. In response to Staff witness Hathhorn's recommendation, Ameren agreed to modify the HMAC Rider to exclude from recoverable costs the salaries or expenses of employees of IP and its affiliates, including training and legal seminar and conference costs, and travel for such training events. Id., p. 22. In addition, Ameren was willing to impose an annual cap on the amount to be recovered under the HMAC Rider, set at 3% of 2002 revenues. Id., p. 22. This cap will protect customers from severe spikes in asbestos costs in a year, while allowing IP to recover some level of actual asbestos litigation costs. To the extent actual costs exceed the cap in a given year, the excess will be carried forward, with carrying costs, for inclusion in recoverable costs in the following year. Further, Ameren added clarifying language to the rider to ensure there is no recovery of punitive damages awards.

     Mr. Sullivan disagreed with Staff witness Hathhorn's recommendation that insurance premiums be excluded from rider recovery. He stated that it is reasonable that the premiums for this insurance coverage be recoverable to the extent recoverable costs are offset by any insurance coverage proceeds that are received. Id., p. 23. The HMAC Rider specifically provides that recoverable HMAC costs will be offset by proceeds from insurance carriers. Therefore, the insurance premiums that make it possible for there to be such an offset should flow through the rider.

     In his surrebuttal testimony, Mr. Sullivan presented a revised proposal containing a number of additional revisions to the rider in response to the concerns of other parties. Ameren proposed to commit $15,000,000 (or $20,000,000 if the acquisition closes by September 30, 2004) to a trust fund (the "Fund") that would be used to absorb post-2006 asbestos cost volatility before the HMAC Rider would apply. Applicants' Ex. 45.0, p. 2. Under this revised proposal, the Rider would be approved now, but no HMAC charge would apply to customers for some, presumably extended, period of time. In IP's initial electric rate filing for the post-2006 period, its new base rates would reflect the test year level of asbestos costs, identified in the revised Rider as the "Base" amount. Beginning in 2007, in the event that actual costs paid in a given year exceed the Base, the excess would be covered from the Fund. The Commission would revise the Base amount in subsequent electric base rate proceedings consistent with test year principles. This situation would continue until such time as the Fund is exhausted. At that time, customers would be subject to charges under the HMAC Rider for costs (as defined in the Rider) in excess of the amount included in base rates. Id., p. 3-4.

     Mr. Sullivan explained that the Fund will be a standard trust or segregated account, established for the purpose of reimbursing IP for asbestos costs in excess of the Base. Id., p. 5. The Fund will be subject to the continuing


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                                                                         04-0294

jurisdiction of the Commission, meaning that the Commission will have the authority to determine whether IP's withdrawals from the Fund were appropriate and consistent with the purpose and terms of the Fund. None of Ameren, nor IP, nor any affiliate will hold any beneficial interest in the income or corpus of the Fund. All income earned by the Fund, net of expenses of administering the Fund (such as an independent trustee's fees), will be added to the balance of the Fund. If in the future it is determined that IP has no further asbestos liability (e.g., federal legislation resolves the asbestos crisis), the balance of the Fund will be credited to ratepayers in the next ensuing IP base rate case.

     Mr. Sullivan explained that this proposal addressed three concerns that other parties have raised:

     1) SUFFICIENCY OF BASE RATES. Under the revised proposal, the initial, and primary, mechanism for recovery of asbestos costs is base rates. A rider charge would only apply when base rates are demonstrably inadequate (i.e., the Fund plus its accrued earnings has been depleted by costs significantly in excess of the levels reflected in base rates). Id.

     2) SHARING. This proposal accomplishes significant sharing. Assuming closing by September 30, 2004, shareholders are now assuming more than $20 million of cost responsibility ($20 million initial funding plus earnings on the Fund), which they are funding up front. Moreover, this proposal directly and unequivocally provides ratepayers a benefit in excess of $20 million when compared to recovery solely through base rates. Id., p. 6.

     3) STANDARDS. Ameren modified the HMAC Rider to include certain Occupational Safety and Health Act ("OSHA") regulations as a measure to be used in determining whether IP should be able to recover costs. In particular, Ameren agreed that any costs otherwise recoverable under the Rider cannot be recovered if those costs resulted from the exceedance of "personal [asbestos] exposure limits" (as provided for in the OSHA regulations) that resulted in an OSHA citation. Id.

     STAFF'S POSITION: Staff witness Dr. Howard Haas raised a number of concerns with the proposed HMAC Rider. Dr. Haas testified that assuming that costs are recoverable, and that the costs are hard to predict and completely out of the utility's control, riders might be a good way to recover costs and avoid the test year issues raised by Applicants. He stated, however, that Applicants had not made a case that these characteristics are generally applicable to asbestos claim resolution costs. He stated that where the utility has some control over costs, riders are not a good way to pass through costs. Staff Ex. 1.0, pp. 26-27.

     Dr. Haas also explained that prudently incurred costs should be recoverable, but costs associated with injury due to negligence or punitive damages should not. Since the claims being brought appear to be based on charges of negligence or wrongful action on the part of IP, he expressed concern that some or all of the costs associated with asbestos litigation should not be recoverable. To the extent that IP was following generally accepted safety procedures, following OSHA guidelines, etc., there is reason to believe that at


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                                                                         04-0294

least some of the costs in question might be recoverable. However, where IP is found to be negligent, or cannot prove that it was not negligent, costs associated with claim resolution should not be recoverable to the extent that management decisions caused the harm. He stated that ratepayers should not be obliged to pay for economic consequences of utility actions that result in punitive damages or damages incurred as a consequence of management negligence. Staff Ex. 1.0, pp. 27-28.

     Dr. Haas explained that to the extent an economic agent has some influence over the costs that are to be recovered via a rider, full-pass-through-riders provide what is known as a moral hazard problem. A moral hazard problem refers to a situation where an economic agent has some control over its costs, yet has no, or limited, incentives to minimize its costs due to the fact that it does not bear the burden of the costs that it incurs. Under these circumstances, the costs that are passed on to those that do have to pay, whether that is society in general or rate payers in particular, will tend, all else held equal, to be higher than they would be in the case where the agent with the decision-making power bore some portion of the costs associated with the decisions being made. With a full cost-pass-through-rider, the incentives to keep costs down are limited and may not sufficiently encourage the agent (in this case, Ameren), to minimize the costs it imposes on other parties. ICC Staff Ex. 1.0, pp. 28-29.

     Dr. Haas pointed out that the proposed HMAC Rider presented a moral hazard problem. He explained that, in fulfilling their fiduciary responsibility to their shareholders, the utilities have an obligation to minimize costs borne by the shareholders. Companies have control over the costs associated with asbestos litigation in any one year. While a company does not have control over the timing of claims, it has some control over the timing of the process of resolving the claims once they are made. For example, a company can attempt to settle, or not to settle, any time between the time the complaint is filed and a court decision or final verdict is reached. A company could, for example, hold off settling some of its currently pending claims, until such time that the proposed rider goes into effect on December 31, 2006. A company, in fulfilling its fiduciary responsibility to its shareholders, will have an incentive to do this because any costs incurred before December 31, 2006 are at shareholder expense under the proposed arrangement. As such, the proposed rider would present a moral hazard problem from the start. ICC Staff Ex. 1.0, p. 29.

     In addition to having some control over the timing of costs, a company also has control over the costs of resolving each case in terms of settlements, legal fees, and other costs. While, in the case of settlement, the claimant must decide whether or not to take the offer, the company determines whether or not a settlement is even offered and determines its terms. A company's cost burden affects its incentives to expend money to challenge claims on their legitimacy. Bearing a portion of these settlement costs creates a direct monetary incentive for the company to keep its costs down and to challenge illegitimate claims. Dr. Haas pointed out that the proposed rider would eliminate this direct monetary incentive, thereby reducing the overall incentives to keep settlement costs down and to challenge illegitimate claims. In addition, the proposed rider, with its lack of direct monetary incentives to keep the costs of resolving claims down, may, all else held equal, increase the number of claims made and the settlement


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                                                                         04-0294

expectations of the prospective and actual claimants. Dr. Haas testified that absent a direct monetary incentive to challenge claims, more claims, valid and invalid, may be made and more claims may result in settlements and other legal costs at ratepayer expense. ICC Staff Ex. 1.0, pp. 29-30.

     In his rebuttal testimony, Dr. Haas explained that there is a way to mitigate the moral hazard problem if a rider were used to recover some or all of these costs. The use of a sharing mechanism, where some portion of the recoverable costs would remain IP's responsibility, would mitigate the moral hazard problem, thereby providing some assurance of prudently incurred costs, while ensuring that the company had cost recovery. A sharing mechanism would make sure that any costs associated with asbestos claim resolution would by borne both by ratepayers and IP. A sharing mechanism would therefore ensure that IP has an incentive to minimize the cost of asbestos case resolution. ICC Staff Ex. 14.0, p. 11.

     Dr. Haas also questioned whether the Applicants presented evidence that the costs for asbestos claim resolution are of greater magnitude than other liability based costs. An examination of incurred costs of general liability claims, workers' compensation claims, and asbestos claims over a concurrent period (1999 through 2003 period) shows the annual incurred costs of the three types of claims are, according to Dr. Haas, in the same ballpark. ICC Staff Ex. 1.0, p. 30.

     Dr. Haas recognized the possibility that the number of asbestos claims along with the costs of resolving the claims could grow appreciably in the near future. He stated, however, that if the data from other forms of litigation are any indication, they can also fall unexpectedly. He testified that, in general, based on the limited data that has been made available, the forecasts that have been made, as well as IP's own projections with regard to their foreseeable risks, and recent experience do not support Ameren's assertions regarding the potential magnitude or the volatility of the asbestos related litigation costs faced by IP. ICC Staff Ex. 1.0, p. 31.

     Dr. Haas stated that, even assuming away the issues of possible negligence and allowable recovery, the possibility of a sudden increase in costs still does not mean that the proposed HMAC Rider is the best way to address the problem. Assuming the costs are recoverable, IP could come in for a rate case in the event that asbestos related costs were unexpectedly high. He asserted that IP could also pursue insurance to cover these potential costs. ICC Staff Ex. 1.0,
p. 36.

     Staff witness Dianna Hathhorn also addressed the HMAC Rider in her direct testimony. She testified that it is common for a utility's costs to vary from the level approved in a test year. Further, if IP's experience demonstrates that current and forecasted claims will cause it to not earn its authorized return, IP can seek to recover those costs through a request for new rates. ICC Staff Ex. 8.0, p. 13. Ms. Hathhorn recommended that, if the Commission decides to approve the HMAC Rider, the costs of company affiliate employees (i.e. affiliates of IP), as well as the costs of employees, should be excluded, to avoid the risk of cost shifting. Further, training, legal seminar and conference costs, as well as insurance premiums for asbestos liability insurance, should specifically be excluded, as these costs are not volatile, not dependent on the outcome of asbestos litigation, and includable in base rates. She stated that


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this will avoid issues of possibly double-recovering these costs through the
HMAC Rider while at the same time recovering this type of cost in base rates. Id., p. 15.

     CUB'S POSITION: CUB witness Brian Ross testified that Applicants did not demonstrate a compelling need for a rider. He stated that, if the costs in question are indeed recoverable, IP can adjust test year costs to insure that base rates appropriately reflect the costs of providing utility service. He also stated that a rider shifts the risk of on-going asbestos litigation from Ameren/IP to ratepayers, creating disincentives to pursue reasonable legal strategies both in regard to the ongoing lawsuits and to recovering costs from insurance companies or other parties to the lawsuits. He recommended that the Commission not approve the HMAC rider, but instead address costs associated with asbestos-related lawsuits within the context of rate cases that Ameren/IP plans to initiate starting in 2007.

     Mr. Ross stated that ratemaking goals do not change because of the cost recovery mechanism, i.e., base rates versus a rider. Under either form of cost recovery, the Commission allows utilities to recover costs only if they meet specific standards, consistent with statutory goals of rate regulation. First, regulators must determine that the utility's costs are eligible for recovery. Regulators have a number of policies for determining whether to allow utilities to recover test year costs through utility rates, including whether the cost provides a benefit to ratepayers, whether the cost has a direct connection to current service, and whether the cost is reasonable in amount for the benefit derived. Second, regulators require utilities to demonstrate that they prudently incurred and managed their costs. Regulators may not allow utilities to recover costs if the utility failed to exercise a reasonable standard of care in managing those costs. CUB Ex. 2.0, p. 4.

     According to Mr. Ross, the Commission allows utilities to use riders as a means of cost recovery when basic ratemaking principles are in conflict. When specific costs are both large enough and volatile such that test-year based rates no longer reflect the costs of providing service, the method of cost recovery and rate making may need to be changed. Id., p. 5.

     Mr. Ross contended that whether the Commission should allow IP to recover asbestos costs depends on whether they relate to providing utility services and whether the costs result from prudent and reasonable management. He stated that the Commission has not determined whether IP can recover the costs of asbestos litigation. He testified that, until recently, the dollar amounts associated with asbestos litigation were quite small or nonexistent, and thus did not garner attention in rate cases, and that these costs are still not excessive. He recommended that prior to identifying a cost recovery mechanism, the Commission assess whether the HMAC costs are reasonable to recover. Under test-year rate standards, one-time costs such as large judgments or settlements are generally considered to be a risk borne by shareholders (a risk accounted for in the utility's target rate of return) rather than a reason to change the revenue requirement or rate structure. Moreover, costs associated with failing to comply with regulatory standards, such as fines levied by regulatory entities, are not considered to be recoverable. Finally, costs due to unreasonable management


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                                                                         04-0294

decisions, as is alleged in some of the asbestos complaints, may fail the prudent management test.

     Mr. Ross also testified that, to the extent that litigation costs, including legal costs for outside counsel, settlements, and judgments, are recovered from ratepayers, the cost recovery is typically part of base rates rather than a rider. Mr. Ross stated that, if asbestos litigation costs are simply another manifestation of an existing recoverable cost category, then IP needs to prevent double recovery. If, for instance, test-year based rates include $1 million for outside counsel and in 2007 IP incurs $1 million in costs for outside counsel as a result of asbestos litigation, but has no other litigation during the year, then rider cost recovery would lead to double recovery. Thus, the Commission should limit rider cost recovery to costs easily distinguished from costs already recovered in existing rates.

     Mr. Ross testified that the Commission should assume that the utility will act in its economic self-interest, including when making decisions to minimize risk. In order to maximize economic efficiency, the utility's cost management should be focused on minimizing expenses, not minimizing exposure to regulatory risk. He stated that the proposed HMAC rider does not eliminate the uncertainty and risk associated with asbestos litigation, but merely shifts the risk from the utility to the consumer. Mr. Ross stated that the utility, instead of having an incentive to reduce costs, faces only regulatory risk via the after-the-fact prudency review. A cost recovery mechanism should not indemnify the utility from risk associated with cost management and should not discourage the utility from actions that increase productivity or cost savings. He argued that prudency reviews capture little of the cost risk associated with asbestos litigation costs, and are problematic in two regards. First, prudency reviews do not evaluate what is the best strategy, just what is a reasonable strategy. The utility may chose a safe but mediocre strategy even if an alternative, but somewhat riskier, management strategy would have been preferred if costs were recovered via test-year based rates. Second, in order to pass the cost risk on to the utility through a prudency review, the Commission must be able to distinguish between reasonable and unreasonable management decisions. He stated that evaluating the prudency of strategic legal decisions is considerably different from evaluating the prudency of fuel contracts or utility construction projects, and the Commission is ill-equipped to review the prudency of strategic decisions in asbestos litigation. Moreover, the Commission is normally reluctant to substitute its judgment for the utility's day-to-day management decisions even for matters in which the Commission is equipped for such evaluation. Given the environment of asbestos lawsuits, after-the-fact prudency review would not pass cost risk to the utility, or provide the utility an incentive for cost reduction. He recommended that the Commission should instead evaluate whether asbestos-related costs are recoverable and include a reasonable level of recoverable costs in base rate in the 2007 rate case.

     Mr. Ross offered some modifications to the rider that he opined could make the rider more appropriate. He stated that to ensure that the utility bears decision-making risk and reward, the amount to be recovered under the rider could be capped; cost recovery would match approved recoverable expenses up to the cap, then the utility would bear all risk of additional costs. Such a mechanism undermines, however, the reason to use a rider rather than base rates.


                                       47
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                                                                         04-0294

If costs exceed the cap, then the rider is no different from base rates. If costs are less than the cap, then the costs may not have qualified for special treatment in the first place (as the costs are unlikely to have caused financial distress or the need for repeated modifications to base rates). He stated that the rider also could be modified to lessen some problems with rider recovery of asbestos litigation costs, but the modifications either undermine the purpose of the rider or create new problems. One issue is the interrelationship between costs already recovered in base rates and those costs recovered through the proposed rider. To prevent double counting, the Commission would have to require the utility to record separately asbestos-related outside counsel, settlement, and judgment costs and non-asbestos outside counsel, settlement, and judgment costs. However, a rider that allows the utility to recover cost increases for a single base rate category may violate single-issue ratemaking standards.

     Another issue identified by Mr. Ross is the breadth of types of costs, or the dissimilarity of cost categories, that the Applicants propose to recover under the rider. He stated that the cost of using outside legal counsel is not similar in cost causation to judgments against the utility. Judgments are more similar to fines, a non-recoverable cost, than to legal costs of defense. Judgment costs could be excluded, but that creates an incentive to settle cases that have a risk of judgment. To eliminate the incentive for inappropriate settlements, the Commission could also eliminate rider recovery of settlement costs. But, the potential volatility of remaining costs, chiefly legal fees, would be dramatically reduced, largely eliminating the justification for a rider.

     In his rebuttal testimony, Mr. Ross addressed Mr. Sullivan's position that a prudency review under the HMAC Rider would be sufficient to protect ratepayers. Mr. Ross noted that the Commission has accepted prudency review as an appropriate means of evaluating the reasonableness of costs that are recovered through a rider. However, according to Mr. Ross, Mr. Sullivan neglected to add that utilities recover most of their costs via test-year-based rates, not via riders. He stated that the question before the Commission is not whether prudency reviews are appropriate for costs recovered through a rider, but rather whether asbestos litigation costs are better recovered through test-year-based rates or a rider, in terms of cost efficiency. For test year-based rates, the Commission has deemed it best to evaluate the prudency of recoverable costs only during test year-based rate proceedings, leaving the utility to manage those costs at all other times.

     Mr. Ross stated that, normally, market mechanisms promote cost efficiency when those bearing the risk manage the costs. Rate regulation is sometimes necessary, but clearly a second-best, means of ensuring reasonable cost management compared to market mechanisms. Base rate cost recovery of asbestos litigation costs puts the utility at some risk for the cost consequences of its management decisions, similar to what would happen in an unregulated market. The Commission needs to decide whether the circumstances justify relying wholly upon a second-best means of cost management, i.e., prudency review, or relying partially upon the risk sharing inherent in base rate recovery. If the utility, and not ratepayers, is at risk between rate cases, the Commission minimizes its need to make after-the-fact judgments regarding the utility's management. Mr. Ross reiterated his concerns relating to the effect of the HMAC rider on efficient management of asbestos litigation decisions; by removing the


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                                                                         04-0294

management incentive to reduce costs, the rider could increase the likelihood of excessively large settlements. Mr. Ross did testify that dividing the cost risk of asbestos litigation between shareholders and ratepayers could result in more appropriate management incentives. CUB Ex. 3.0 at 6.

     Mr. Ross also responded to Mr. Sullivan's statement that Applicants have no intention of doubly recovering costs. Mr. Ross explained that Mr. Sullivan mistook Mr. Ross's concerns regarding double-recovery for a concern that the Applicants would claim asbestos costs under both the HMAC rider and base rates. Mr. Ross stated that his concern with double-recovery arose from splitting recovery for a single cost category into two separate cost-recovery mechanisms, which could result in inadvertent double recovery. If asbestos claim costs are part of an existing base rate cost, the rider mechanism must ensure that total cost recovery of the category (all litigation claim costs) does not exceed total costs.

     Mr. Ross also responded to Mr. Sullivan's testimony that the Commission has not adjusted the rate of return to account for the risks of being hit with a single large litigation judgment. Mr. Ross stated that if the risk of such judgments is considered to be a genuine possibility that is borne by most utilities, then a properly functioning capital market would incorporate the risk into the rate of return. The Commission would not have to make a special adjustment for a risk that is endemic to the industry. A rate of return developed by reference to sample companies would likely incorporate a risk premium to account for the industry-wide exposure to this litigation.

     AGREED RESOLUTION: Subsequent to the filing of Applicants' surrebuttal testimony, Ameren, the AG, and CUB executed the MoA in which Ameren agreed to make certain additional revisions to its proposed HMAC Rider beyond those described above. In particular, Ameren agreed to establish a Fund with an initial balance of $20 million, irrespective of when the Reorganization closes. Over-recoveries and under-recoveries from base rates will be reflected in the Fund balance on a 90/10 basis; that is, IP will be reimbursed from the Fund for 90% of any under-recoveries in a year; and will deposit 90% of any over-recoveries (i.e., if the amount included in base rates exceeds actual, prudently incurred costs for a year) into the Fund. If and when the Fund is exhausted, an HMAC charge will be applied to recover 90% of prudent actual costs in excess of the amount included in base rates; IP will bear 10% of cost responsibility. Applicants' Ex. 47.0. The agreed HMAC Rider is attached to this Order as Appendix B ("agreed HMAC Rider"). The agreed HMAC Rider also provides the Commission with oversight authority over IP's use of the Fund. The Commission can determine whether the costs being reimbursed through the Fund are prudent, and whether deposits and withdrawals are proper in amount - i.e., whether IP is using the Fund properly.

     As noted above, the Staff filed comments indicating that it did not oppose approval of the agreed HMAC Rider. Staff further indicated that its non-opposition was based on the particular facts and circumstances presented in this proceeding (including but not limited to the MoA). Staff also indicated that although it does not oppose approval of the HMAC Rider pursuant to the MoA, Staff's non-opposition should not be construed in connection with any future


                                       49
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                                                                         04-0294

proceedings as (i) acceptance of any rider for recovery of asbestos costs in proceedings for any other electric utility or utilities, (ii) acceptance of the positions or arguments presented in the Applicants' testimony, or (iii) waiver or rejection of any of the positions or arguments presented in the testimony of Staff witnesses.

     COMMISSION ANALYSIS AND CONCLUSION: The Commission finds that the proposed HMAC Rider attached to this Order as Appendix B is reasonable and should be approved. First, the HMAC Rider accomplishes sharing of asbestos costs between shareholders and ratepayers. By virtue of Ameren's contribution to the Fund, shareholders will bear at least $20 million of asbestos costs, plus 10% of costs subject to the HMAC. Second, the sharing that is achieved will provide IP a sufficient incentive to minimize costs, even while the Fund is in operation. Although 90% of IP's Fund-eligible costs, and later, Rider-eligible costs, are reimbursed, IP has some incentive to keep costs down, thereby benefiting customers. This mitigates the moral hazard problem identified by Staff and CUB.

     Third, the agreed HMAC Rider preserves the Commission's ratemaking authority by providing that the Commission determines the prudence of costs reimbursed from the Fund and recovered through the Rider. If costs are not large and volatile, it is unlikely that the Fund will ever be exhausted, and thus, no HMAC charge will ever apply. If on the other hand the Fund is exhausted, this will occur only if base rates have been inadequate to recover large and volatile costs - which is when the Commission would normally approve a rider.

     Fourth, the agreed HMAC Rider incorporates revisions made by Ameren earlier in the case to its initial proposal in order to address concerns of other parties. These provisions include the cap on annual recoverable costs; the exclusion of punitive damage awards from recoverable costs; and the exclusion from recoverable costs of amounts paid on claims that arose from violations of OSHA personal exposure limits.

     Accordingly, the agreed HMAC Rider represents a resolution of the many concerns expressed by the parties in this docket. The Commission directs IP to file such a rider in the form of Appendix B to this Order, to be effective January 2, 2007, as a compliance filing in this docket, within 15 days following the closing of the transaction.

     While the Commission's finding is conclusive with respect to approval of the agreed HMAC Rider for IP, it is based on the particular facts and circumstances presented in this proceeding, including the MoA. In this regard, the Commission conclusion is not intended and should not be interpreted or construed in connection with any future proceeding as a finding that rider recovery of asbestos costs for any other electric utility or utilities is appropriate, or limit or restrict the arguments or positions that Staff or other parties may make in future proceedings.

          5.   ELIMINATION OF INTERCOMPANY NOTE

     APPLICANTS' POSITION: A condition to closing set forth in the SPA is that neither Dynegy nor any affiliate have any continuing obligation under the Intercompany Note beyond closing. As stated earlier in this Order, the current


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                                                                         04-0294

principal balance of the Intercompany Note is approximately $2.27 billion. Ms. Carter testified that this balance is not expected to change until immediately prior to the closing of the acquisition, at which time the steps to eliminate the Intercompany Note will be implemented. Applicants' Ex. 11.0, p. 3.

     Ms. Carter described the steps that will be implemented to eliminate the Intercompany Note. These steps are summarized in Schedule 5.15 to the SPA. These steps are to occur shortly prior to the closing of the acquisition. First, no more than two days prior to the closing of the acquisition, the principal balance of the Intercompany Note will be reduced or offset by the amount of certain intercompany payables owed by IP to Illinova or to other Dynegy entities, and will be offset by the amount of interest that has been paid by Illinova to IP on the Intercompany Note but not yet earned. A portion of the remaining balance of the Intercompany Note will be eliminated in consideration of Illinova's assumption of IP's then-existing net deferred tax obligations and IP's contemporaneous repurchase (and cancellation immediately thereafter) of a portion of its common stock. Applicants' Ex. 11.0, pp. 3-8. Applicants' Exhibit
11.1 is an Assumption Agreement between Illinova and IP by which Illinova will assume IP's net deferred tax obligations. Finally, the remaining principal balance of the Intercompany Note will be eliminated, as part of the overall recapitalization of IP, with a corresponding reduction to IP's balance of retained earnings. Applicants' Ex. 11.0, pp. 4, 8. As noted earlier in this Order, Ms. Carter presented IP's proposed accounting entries associated with elimination of the Intercompany Note on Applicants' Exhibit 11.2.

     STAFF'S POSITION: Staff witness Sheena Kight recommended that Applicants' request for approval to eliminate all payables and receivables associated with the Intercompany Note should be granted. She pointed out that elimination of all payables and receivables associated with the Intercompany Note will reduce IP's capitalization to equal the fair value of its property as required under Section 6-103 of the PUA. ICC Staff Ex. 10.0R, p. 9. In addition, as noted earlier in this Order, Staff witness Ms. Pearce testified that the accounting treatment proposed by the Applicants with regard to the elimination of the Intercompany Note conforms with the requirements of the USoA for electric and gas utilities operating in Illinois, based on the information in Ms. Carter's testimony. ICC Staff Ex. 9.0, p. 19.

     COMMISSION CONCLUSION: Based on the evidence of record, the Commission concludes that Applicants' request for approval to eliminate the Intercompany Note, in accordance with the steps set forth in Section 5.15 of the SPA and as described above, should be approved. The elimination of the Intercompany Note is a key component of Ameren's recapitalization plan for AmerenIP. In particular, elimination of the Intercompany Note, along with the elimination of a significant amount of outstanding higher-cost debt, will restore IP's balance sheet to a condition in which its capital is approximately equivalent to the book value of its utility assets.

          6.   CANCELLATION OF EXISTING AFFILIATE AGREEMENTS

     APPLICANTS' POSITION: Presently, IP is party to two affiliate agreements that will no longer be necessary after the Reorganization, and therefore should be terminated: a Services and Facilities Agreement among IP, Dynegy and other


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                                                                         04-0294

affiliates of Dynegy; and a Netting Agreement among IP, Dynegy and certain other affiliates of Dynegy. The Services and Facilities Agreement and Netting Agreements, which were approved by the Commission in Docket Nos. 99-0114 and 02-0561, respectively, are unnecessary once the transaction closes since IP will no longer be an affiliate of the other parties to these agreements. Applicants' Ex. 11.0, pp. 10-11. Applicants requested that, accordingly, the Commission authorize cancellation of these affiliate agreements in connection with the closing of Ameren's acquisition of IP.

     STAFF'S POSITION: Staff witness Dianna Hathhorn testified that the request to cancel the existing IP Services and Facilities and Netting Agreements should be granted. ICC Staff Ex. 8.0, p. 5.

     COMMISSION CONCLUSION: The Commission concludes that IP should be authorized to terminate the Services and Facilities Agreement and the Netting Agreement in connection with the closing of the Reorganization.

V.   FINDINGS AND ORDERING PARAGRAPHS

     The Commission, having considered the entire record and being fully advised in the premises, is of the opinion and finds that:

     (1) IP is an Illinois corporation that is engaged in the transmission, distribution, delivery, and sale of electricity and the transmission, distribution, delivery, and sale of natural gas at retail in this State, and is a "public utility" as that term is defined in Section 3-105 of the PUA;

     (2) the Commission has jurisdiction over the parties hereto and the subject matter herein;

     (3) the recitals of fact set forth in the prefatory portion of this Order are supported by the record and are hereby adopted as findings of fact;

     (4) subject to IP's and Ameren's written acceptance of the conditions set forth on Appendix A to this Order, Applicants' request for approval under Section 7-204 and, to the extent necessary, 7-102 of the PUA, for IP to engage in a Reorganization, pursuant to which Ameren will acquire all of the outstanding common stock of IP and all of the preferred stock of IP held by Illinova, should be granted;

     (5) the capitalization of IP resulting from the Reorganization, including the steps set forth in Schedule 5.3(b) to the SPA, and the elimination of all receivables and payables associated with the Intercompany Note between IP and Illinova, should be approved pursuant to Section 6-103 of the PUA, subject to the condition that this approval is not determinative for ratemaking purposes;

                                                                         04-0294

     (6) consent and approval, pursuant to Section 7-101 of the PUA, to the entry by IP into the General Services Agreement, the Fuel Services Agreement, the Tax Allocation Agreement the Ameren Money Pool Agreement, and the Unilateral Borrowing Agreement, submitted in evidence as Applicants' Exhibits 5.2, 5.3, 5.4, 5.5 (Rev.), and 22.1, respectively, should be granted;

     (7) pursuant to Section 5-106 of the PUA, IP should be authorized to maintain books and records out of state, subject to the condition that Ameren will be liable for, and upon proper invoice from the Commission, will promptly reimburse the Commission for the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State;

     (8) Ameren's acquisition of the common stock and the preferred stock of IP is prudent and reasonable, and the public will benefit thereby, taking into consideration the effect of the purchase on IP's deferred tax balances and rate-base valuation; and IP's proposed accounting entries associated with the acquisition, including the entries associated with the changes in the deferred tax balances, as revised to reflect the reversal of the impact of push down accounting for Illinois regulatory purposes as proposed by Staff, should be approved, subject to the conditions set forth above and in Appendix A hereto;

     (9) IP should be allowed to amortize ratably over a period beginning in 2007 and ending in 2010, no more than $39.8 million of severance, relocation and integration costs and up to $27.2 million of early debt redemption premium costs, for a total of up to $67 million of costs incurred in accomplishing the Reorganization, and to recover the unamortized portion beginning in 2007 over the remainder of the amortization period, subject to the conditions set forth above and in Appendix A hereto;

     (10) the restriction imposed in Docket No. 02-0561, on IP's ability to declare and pay dividends on its common stock should be terminated after the closing of the Reorganization if and at such time as IP achieves an investment grade credit rating from at least one nationally recognized credit rating agency; and IP should be authorized to declare and pay dividends on its common stock after the closing of the Reorganization when it has achieved an investment grade credit rating from at least one nationally recognized credit rating agency, subject to the following conditions:

          (a) Until IP achieves an investment grade credit rating from both Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"), IP shall not pay common dividends unless (i) Ameren maintains at least a BBB-corporate credit rating from S&P and a Baa3 corporate credit rating from Moody's or (ii) the Commission issues an order authorizing IP to resume declaring and paying

                                                                         04-0294

               common dividends. Ameren shall provide the Manager of Finance evidence of its investment grade credit rating and the amount of the common dividend within five business days of IP's declaration of a common dividend.

          (b) In the event IP has not redeemed all of the 11.5% bonds by December 31, 2006, IP shall not thereafter declare or pay common dividends until such time as the commission issues an order authorizing IP to resume declaring and paying common dividends.

          (c) Until such time as all of IP's 11.5% first mortgage bonds are redeemed the upper limit of total common dividends IP can pay to Ameren in any given calendar year will be determined as follows:

                    1.   For 2005: $80 million

                    2. For 2006: $160 million less cumulative common dividends paid to Ameren since the consummation of Ameren acquisition of IP.

          (d) For ratemaking purposes, the cost of any long-term debt issued by IP after acquisition by Ameren and before it returns to investment grade level (as rated by Moody's and S&P) would be imputed at the cost of utility bonds rated in the triple-B category (i.e., Baa/BBB) with similar terms to maturity.

          (e) For gas and electricity ratemaking purposes, IP's 11.5% long-term debt series will be imputed to the cost of utility bonds rated in the triple-B category (i.e., Baa/BBB) with eight-year terms to maturity. This includes the current IP gas rate case, Docket No. 04-0476, if the proposed transaction in Docket No. 04-0294 is consummated before the end of that rate case;

     (11) an electric automatic adjustment clause tariff rider in the form attached to this Order as Appendix B, to become effective on January 2, 2007, under which IP may recover the prudent costs, net of insurance recoveries and other contributions, associated with certain claims or damages related to asbestos exposure, all in accordance with the specific terms and conditions set forth in the tariff sheets attached hereto as Appendix B, should be filed as a compliance filing in this docket within 15 days following the closing of the transaction;

     (12) the elimination of the Intercompany Note between IP and Illinova in accordance with the steps described in Schedule 5.15 to the SPA, as described in Section IV.G.5 of this Order, should be approved pursuant to Section 7-101 of the PUA;

     (13) at the closing of the Reorganization, the following agreements between IP and certain affiliated interests should be terminated: (a) the Services and Facilities Agreement among IP, Dynegy and other

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                                                                         04-0294

          affiliates of Dynegy, and (b) the Netting Agreement among IP, Dynegy and certain other affiliates of Dynegy;

     (14) IP is authorized to engage in an arrangement pursuant to which IP can borrow funds directly from Ameren, if necessary, at interest rates determined pursuant to the same methodology as reflected in the Ameren Money Pool Agreement. IP's participation in the Ameren Money Pool Agreement will be restricted until IP achieves investment grade credit ratings from both S&P and Moody's. The following are the restrictions on IP's participation in the Ameren Money Pool Agreement: (i) IP's lending into the money pool shall not exceed the less of $100 million or 90% of cash on hand, and (ii) all affiliates borrowing money through the money pool from IP must meet the requirements of a non-utility borrower under Section 340.40 of the Administrative Code. Once IP receives investment grade ratings from both S&P and Moody's, these restrictions will no longer apply and, for purposes of its participation in Ameren's utility money pool, IP will only be subject to the terms, conditions and other provisions of the ICC money pool rules and Ameren's Utility Money Pool Agreement. The aggregate amount of borrowings outstanding at any time by IP under the Ameren Money Pool Agreement and the Unilateral Borrowing Agreement shall not exceed $500 million;

     (15) IP is authorized to engage in an arrangement pursuant to which IP can borrow funds directly from Ameren, if necessary, at interest rates determined pursuant to the same methodology as reflected in the Ameren Money Pool Agreement (Applicants' Ex. 5.5 revised) and the Unilateral Borrowing Agreement proposed in Applicants' Ex. 22.1. The aggregate amount of borrowings outstanding at any time by IP under the Ameren Money Pool Agreement and the Unilateral Borrowing Agreement shall not exceed $500 million;

     (16) Each of the authorizations granted to IP and to Ameren in this Order is expressly conditioned on the receipt by the Commission of verified statements signed by officers of each of IP and Ameren stating the acceptance of each of Ameren and IP of the conditions set forth on Appendix A to this Order; such verified statements shall be filed with the Chief Clerk of the Commission no later than two business days prior to the closing of the Reorganization;

     (17) Applicants should be required to close the transaction described herein no later than February 24, 2005; and

     (18) any objections, motions, or petitions filed in this proceeding that remain unresolved should be disposed of in a manner consistent with the ultimate conclusions contained in this Order.

                                                                         04-0294

     IT IS THEREFORE ORDERED by the Illinois Commerce Commission that, subject to Illinois Power Company's and Ameren Corporation's written acceptance of the conditions set forth in Appendix A to this Order, Applicants' request for approval under Sections 7-204 and 7-102 of the PUA, for Illinois Power Company to engage in a Reorganization, pursuant to which Ameren Corporation will acquire all of the outstanding common stock of Illinois Power Company and all of the preferred stock of Illinois Power Company held by Illinova Corporation shall be, and is hereby, granted.

     IT IS FURTHER ORDERED pursuant to Section 6-103 of the PUA that the capitalization of Illinois Power Company resulting from the Reorganization, including the steps set forth in Schedule 5.3(b) to the Stock Purchase Agreement and the elimination of all receivables and payables associated with the Intercompany Note between Illinois Power Company and Illinova Corporation, shall be, and is hereby, approved, subject to the condition that this approval is not determinative for ratemaking purposes.

     IT IS FURTHER ORDERED pursuant to Section 7-101 of the PUA that entry by Illinois Power Company into the General Services Agreement, the Fuel Services Agreement, the Tax Allocation Agreement and the Money Pool Agreement submitted in evidence as Applicants Ex. 5.2, 5.3, 5.4 and 5.5 Revised, respectively, shall be, and is hereby, granted, subject to the conditions set forth in Appendix A to this Order.

     IT IS FURTHER ORDERED pursuant to Section 5-106 of the PUA that Illinois Power Company is authorized to maintain books and records out of state, subject to the conditions set forth in Finding (7) of this Order.

     IT IS FURTHER ORDERED that Applicants' request for a finding that Ameren's acquisition of the common stock and the preferred stock of Illinois Power Company is prudent and reasonable, and the public will benefit thereby, taking into consideration the effect of the purchase on Illinois Power Company's deferred tax balances and rate-base valuation, and for approval of Illinois Power Company's proposed accounting entries associated with the acquisition, including the entries associated with the changes in the deferred tax balances, shall be, and is hereby, granted.

     IT IS FURTHER ORDERED that Illinois Power Company shall be, and is hereby, allowed to amortize ratably over a period beginning in 2007 and ending in 2010, no more than $67 million of costs incurred in accomplishing the Reorganization, and to recover the unamortized portion beginning in 2007 over the remainder of the amortization period, subject to the conditions set forth in Appendix A to this Order.

     IT IS FURTHER ORDERED that the restriction imposed in Docket No. 02-0561 on Illinois Power Company's ability to declare and pay dividends on its common stock shall be terminated upon closing of the Reorganization; after closing, Illinois Power Company shall be subject to the restrictions set forth in Finding
(10) of this Order, above.

     IT IS FURTHER ORDERED pursuant to Section 9-201 of the PUA that an electric automatic adjustment clause tariff rider in the form of Appendix B to this Order, to become effective on January 2, 2007, shall be filed as a compliance

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                                                                         04-0294

filing in this docket within 15 days following the closing of the transaction.

     IT IS FURTHER ORDERED pursuant to Section 7-101 of the PUA that approval for the elimination of the Intercompany Note between Illinois Power Company and Illinova Corporation in accordance with Finding (12) of this Order shall be, and is hereby, granted.

     IT IS FURTHER ORDERED that at closing of the Reorganization, the following agreements shall be terminated: (a) the Services and Facilities Agreement among Illinois Power Company, Dynegy, Inc. and other affiliates of Dynegy, Inc., and
(b) the Netting Agreement among Illinois Power Company, Dynegy, Inc. and certain other affiliates of Dynegy, Inc.

     IT IS FURTHER ORDERED that the Unilateral Borrowing Agreement between Ameren Corporation and Illinois Power Company, in the form submitted in evidence as Applicants' Ex. 22.1 shall be, and is hereby, approved.

     IT IS FURTHER ORDERED that Illinois Power Company and Ameren Corporation shall close the transaction described herein no later than February 24, 2005.

     IT IS FURTHER ORDERED that any objections, motions, or petitions filed in this proceeding that remain unresolved should be disposed of in a manner consistent with the ultimate conclusions contained in this Order; and IT IS FURTHER ORDERED that, subject to the provisions of Section 10-113 of the PUA and 83 Ill. Adm. Code 200.880, this Order is final; it is not subject to the Administrative Review Law.

     By order of the Commission this 22nd day of September, 2004


                                           (SIGNED) EDWARD C. HURLEY
                                                   Chairman

                                                                         04-0294
                                                                      Appendix A

                             CONDITIONS OF APPROVAL
                             ----------------------

         1. The common dividend restriction the Commission imposed on Illinois Power Company ("IP") in Docket No. 02-0561 will be terminated after the closing of the proposed reorganization if and at such time as IP achieves an investment grade credit rating from at least one nationally recognized credit rating agency, subject to the conditions and agreements indicated in Conditions 2, 3, and 4 below.

         2. Until IP achieves an investment grade credit rating from both Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"), IP will not pay common dividends unless (i) Ameren Corporation ("Ameren") maintains at least a BBB- corporate credit rating from S&P and a Baa3 corporate credit rating from Moody's or (ii) the Commission issues an order authorizing IP to resume declaring and paying common dividends. Ameren will provide the Manager of Finance evidence of its investment grade credit rating and the amount of the common dividend within five business days of IP's declaration of a common dividend.

         3. In the event IP has not redeemed all of the 11.5% first mortgage bonds by December 31, 2006, IP may not thereafter declare or pay common dividends until such time as the Commission issues an order authorizing IP to resume declaring and paying common dividends.

         4. Until such time as all of IP's 11.5% first mortgage bonds are redeemed, the upper limit of total common dividends IP can pay to Ameren during any given calendar year will be determined as follows: for 2005, $80 million; for 2006, $160 million less cumulative common dividends paid to Ameren since the consummation of Ameren's acquisition of IP.

         5. For ratemaking purposes, the cost of any long-term debt issued by IP after acquisition by Ameren and before IP returns to investment grade level (as rated by Moody's and S& P) would be imputed at the cost of utility bonds rated in the triple-B category (i.e. Baa/BBB) with similar terms to maturity.

         6. For gas and electric ratemaking purposes, IP's 11.5% first mortgage bonds will be imputed to the cost of utility bonds rated in the triple-B category (i.e. Baa/BBB) with eight-year terms to maturity. This includes the current IP gas rate case, Docket No. 04-0476, if the proposed transaction in Docket No. 04-0294 is consummated before Docket No. 04-0476 is concluded.

         7. Until IP achieves investment grade credit ratings from both S&P and Moody's, (i) IP's lending into the Ameren utility money pool shall not exceed the lesser of $100 million or 90% of cash on hand, and (ii) all affiliates borrowing money through the money pool from IP must meet the requirements of a non-utility borrower under Section 340.40 of the Administrative Code. (i.e., each affiliate must satisfy one of the requirements set forth at 340.40(b)(1)-(b)(5)). Once IP receives investment grade ratings from both S&P and Moody's, these restrictions will no longer apply and, for purposes of its participation in Ameren's utility money pool, IP will only be subject to the

                                                                         04-0294
                                                                      Appendix A

terms, conditions and other provisions of 83 Ill. Adm. Code Part 340 and Ameren's Utility Money Pool Agreement.

         8. IP will not file any proposed increase in gas base rates to be effective prior to January 1, 2007, beyond the proceeding currently in progress in Docket No. 04-0476.

         9. All contracts, agreements, tariffs or arrangements, including any amendments thereto, of any kind between IP and any Affiliated Interest, as that term is defined in the Public Utilities Act, that are required to be filed with and/or approved by the Securities and Exchange Commission ("SEC"), pursuant to the Public Utility Holding Company Act, as hereinafter amended, and/or the Federal Energy Regulatory Commission ("FERC"), pursuant to the Federal Power Act, as hereinafter amended, or the Natural Gas Act, as hereinafter amended, shall be conditioned upon the following without modification or alteration:
Neither IP nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the maintenance of any action in any forum, a decision or order of the ICC that pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, costs or allocation incurred or accrued by IP in or as a result of a contract, tariff, agreement, arrangement or transaction with any Affiliated Interest on the basis that such expense, charge, cost or allocation has itself been filed with, accepted for filing, made effective or approved by the SEC and/or FERC or was incurred pursuant to a contract, tariff, arrangement, agreement or allocation method which was filed with, accepted for filing, made effective or approved by the SEC and/or FERC. Nothing in this Condition 9 is intended to alter, change or modify the same condition imposed on AmerenCIPS and AmerenUE by the Commission in the proceeding regarding their merger and reorganization (Docket No. 95-0551).

         10. IP will file with the ICC all contracts, tariffs, agreements, arrangements or transactions between IP and any Affiliated Interest(s) that require approval under Section 7-101 of the PUA, irrespective of whether such contracts, tariffs, agreements, arrangements or transactions have been filed with, accepted for filing, made effective or approved by or otherwise subject to the jurisdiction of the SEC and/or FERC. Neither IP nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Commission under Section 7-101 of the PUA, as hereinafter amended, which pertains to a contract, tariff, agreement, arrangement or transaction has been filed with, accepted for filing, made effective or approved, or is otherwise subject to the jurisdiction of the SEC and/or FERC. Nothing in this Condition 10 is intended to alter, change or modify the same condition imposed on AmerenCIPS and AmerenUE by the Commission in the proceeding regarding their merger and reorganization (Docket No. 95-0551).

         11. Except to the extent reflected in the regulatory asset approved in this Order, IP will not seek recovery in rate proceedings of: (i) the stock issuance costs associated with the equity issued by Ameren to acquire IP; (ii) the severance and relocation costs associated with integration of IP into Ameren; (iii) the implementation costs associated with integration of IP into

                                                                         04-0294
                                                                      Appendix A

Ameren; (iv) any acquisition adjustment associated with the acquisition of IP by Ameren; and (v) any debt redemption costs associated with the recapitalization of IP described in Applicants' Ex. 24.1.

         12. IP will file a tariff as reflected inAppendix B to this Order to be effective January 2, 2007 through a compliance filing in Docket No. 04-0294.

         13. IP shall reverse the effects of push-down accounting for ratemaking purposes, and shall not reflect push-down adjustments for debt or preferred stock in its annual reports to the Commission. IP will reflect in Account 114, plant acquisition adjustments, the impacts of all push down accounting, for all Illinois regulatory purposes.

         14. Ameren will file with the Chief Clerk the final accounting entries and explanations for the transaction, showing the actual dollar values of all involved accounts, within 60 days after the date on which the reorganization is consummated. At the time of this filing, Ameren will provide a copy to the Manager of the ICC's Accounting Department.

         15. IP will file with the Chief Clerk the final accounting entries for the elimination of the Intercompany Note, showing the actual dollar amounts for all entries, within 60 days after the closing date . At the time of this filing, IP will provide a copy to the Manager of the ICC's Accounting Department.

         16. IP shall be liable for, and upon proper invoice from the ICC, shall promptly reimburse the ICC for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the PUA.

         17. Ameren shall increase, via transmission projects or upgrades, competitive access into the AmerenCIPS delivery market by 300 MW and into the AmerenIP delivery market by 200 MW. The transmission projects or upgrades proposed and completed will be specific to addressing this mitigation commitment and will be specifically designed to address the need to increase simultaneous import capability into AmerenCIPS and AmerenIP delivery markets by 300 MW and 200 MW, respectively. Until such time as transmission projects or upgrades, specific to this mitigation commitment, have increased competitive access into the AmerenCIPS delivery market by 300 MW, Ameren will continue its power sales offer to unaffiliated entities from the 125 MW share of Joppa that Ameren is acquiring from Dynegy, Inc. Ameren further commits that: (1) it will meet with the ICC Energy Division Staff no later than June 30, 2005, to discuss the transmission projects or upgrades that would satisfy these commitments to increase competitive access; (2) it will use best efforts to work with the ICC Energy Division Staff to reach an agreement by December 16, 2005 on the projects which will best serve the interest of increasing competitive access, provided that if Ameren and Staff are unable to reach an agreement, the matter shall be brought to the Commission's attention via a Staff report; and (3) to the extent required by law, within 6 months of reaching an agreement with Staff, Ameren (through its public utility subsidiaries) will file petitions for certificates

                                                                         04-0294
                                                                      Appendix A

of convenience and necessity with the Commission seeking authority to engage in the projects.

         18. Within 180 days of closing, IP shall make such filings with the ICC as may be necessary to conform the non-rate provisions of its delivery service tariffs and business procedures to those of the AmerenCIPS, AmerenCILCO, and AmerenUE; Nothing herein shall require IP to propose, or prohibit IP from proposing, any modification to its Rider PPO - Purchase Power Option Service, Rider TC - Transition Charge, Rider MVI or Rider MVII - both Market Value Indexes, Rider PRS - Partial Requirement Service or Rider ISS - Interim Supply Service or the rates and charges contained in SC 110 - Delivery Services; provided, however, that IP may not propose any increase in electric delivery service rates that would be effective prior to January 1, 2007.

         19. Ameren will cause IP to make between $275 million and $325 million of capital expenditures during Ameren's first two years of ownership of IP.

         20. With respect to the synergies ("Associated Savings Amounts") described in Attachment B to Applicants' Ex. 47.0, beginning in the second quarter of 2005, IP will provide quarterly updates to the Commission (via a filing on e-Docket under Docket No. 04-0294), Citizens Utility Board ("CUB") and the People of the State of Illinois ("People") of its progress towards reaching the merger synergy milestones. Meetings will be scheduled at mutually convenient times and places. Updates on the work effort towards each project will be provided.

         21. In its next electric rate case and next gas rate case, IP will file as a component of its initial filing a report (verified by a witness in the case) detailing the milestones achieved, as well as other identified savings. The verified report shall provide information current as of the time of the rate filing.

         22. In IP's next electric rate case and next gas rate case, for all Associated Savings Amounts not reflected in the proposed test year, the Commission may reduce O&M expenses by the jurisdictional (i.e., electric vs.
gas) portion of any Associated Savings Amount ("Jurisdictional O&M Reduction") for any milestone that IP has not achieved or cannot demonstrate that it is reasonably certain to achieve by the time the rates approved in that case go into effect, unless and to the extent that IP can demonstrate : (i) greater savings than estimated from other milestones on the Savings Schedule ("Greater Savings"); (ii) other O&M savings not reflected on the Savings Schedule ("Other Savings"); or (iii) that, in light of facts or circumstances then known, achieving the milestone is imprudent or would materially and adversely affect customer service or system reliability; provided, however, that normal utility operating and maintenance practices may not be deemed to materially and adversely affect customer service or system reliability. The burden of proving that (i) IP has achieved or is reasonably certain of achieving a milestone, (ii) the amount of Greater Savings and Other Savings, and (iii) the imprudence or adverse effect of a milestone, shall be on IP. Thus, to the extent that IP meets its burden to show that a milestone is imprudent or would materially and adversely affect customer service or system reliability, or that there are

                                                                         04-0294
                                                                      Appendix A

Greater Savings or Other Savings, the Commission may offset the amount of a Jurisdictional O&M Reduction, if any, that otherwise would be appropriate.

         23. In IP's next electric rate case and gas rate case, IP will allocate Associated Savings Amounts on a basis consistent with the underlying O&M expenses to which they relate.

         24. IP will propose a residential real time pricing ("RTP") tariff effective after 1/1/07 on the following terms:

             A.   RTP generation service tariff will be optional.

             B. The Delivery Services tariff applicable to RTP residential customers will be IP's standard Delivery Service tariff available to all residential consumers taking generation services from IP or from an alternative electric supplier.

             C. Customers taking the optional RTP tariff can switch to RES supplied service at any time, subject to standard DASR rules.

             D. The Hourly Energy Prices developed by IP will be applicable to all hourly energy consumed by the customer during the monthly billing period.

             E. There will be a monthly Customer Charge that will also reflect the cost of the special metering installed to monitor hourly usage and price accordingly.

         25. IP will work cooperatively with neighborhood/community groups seeking to provide educational support for the residential RTP.

         26. IP shall cooperate in good faith with the People to design a residential RTP tariff that: (i) includes reasonable, appropriate and economic protections against unfavorable RTP outcomes, provided that the cost of any such protections shall be reflected in charges under the residential RTP tariff; (ii) establishes a reasonable means of recovering firm capacity charges, if any, and setting hourly energy prices; (iii) establishes reasonable rules on switching to and from standard generation service by residential RTP customers; and (iv) establishes practical and timely procedures to inform participating customers of the actual hourly prices to be charged under this RTP tariff.

         27. Ameren will provide quarterly progress reports to the Commission (via a compliance filing in Docket No. 04-0294) and the Director of the Energy Division regarding its IP integration efforts. Ameren will also hold periodic meetings with Energy Division Staff, the People and CUB to review the progress Ameren is making with regard to the integration of systems, work processes, and initiatives. Information relevant to these endeavors will be supplied at these meetings. Within 180 days of the transaction close, Ameren will provide a final

                                                                         04-0294
                                                                      Appendix A

report to the Commission and the Director of the Energy Division regarding its integration efforts.

         28. Ameren will incorporate its relay testing and calibration standards into IP as soon as practicable following integration. Ameren will provide a copy of the Ameren relay testing standards to the Director of the Energy Division.

         29. Ameren will complete the testing and calibration of all electromechanical relays at AmerenCILCO by the end of 2004.

         30. Ameren will begin installing excess flow valves for new and replacement residential services for its operating utilities within six (6) months of closing.

         31. Ameren will incorporate the AmerenCILCO electrical system model into the overall Ameren model regarding relay testing and calibration schedules (for coordination purposes) by the end of 2004, and the IP system will be incorporated into the model by the end of 2005.

         32. Ameren will expedite the tap fusing program in the Illinois properties of AmerenUE and complete the analysis and implementation of necessary tap fuses by the end of 2007.

         33. Ameren will include IP in the tap fusing program following integration.

         34. Ameren agrees to a 4-year trimming cycle for IP and further agrees to incorporate Ameren's "cycle-buster" mid-cycle trim program to address problem areas between scheduled trimmings following integration.

         35. Ameren will conduct a review of the IP gas system after closing. The review will also include the gas storage assets and will identify any capital expenditures necessary to ensure that the storage fields continue to be maintained and operated in a safe and reliable manner. The review will proceed in an expeditious fashion and the resultant information will be provided to the Director of the Energy Division.

         36. Ameren will perform a study that identifies the possible points of interconnection between all of the Ameren gas utilities, including IP. The gas systems interconnection study should proceed on an expedited basis after closing. The scope of the integration study shall be defined jointly by the Staff and Ameren upon closing of the transaction. Once the final scope is defined, the study should be completed within eighteen (18) months. Ameren will provide a copy of the completed study to the Commission and the Director of the Energy Division.

         37. Ameren shall maintain adequate employee levels, including supervision, throughout its gas operations. Ameren will provide the Director of the Energy Division with formal organizational charts once this information is compiled.

         38. Ameren will continue to study the balance between in-house and vendor testing and repair of meters, and make any adjustments to this balance

                                                                         04-0294
                                                                      Appendix A

that are appropriate. All results from these analyses will be shared with the Director of the Energy Division.

         39. Ameren will integrate the O&M plans as well as the gas standards, training, and qualification programs, pipeline integrity management and other fundamental gas operations practices of AmerenCIPS, AmerenCILCO and IP as rapidly as possible. Ameren shall provide the ICC Energy Division Director, the People, and CUB quarterly updates on its efforts in these areas.

         40. Ameren shall consolidate the quality assurance personnel programs of Ameren and IP as part of the overall objective of moving to common practices, and in so doing will consider the best practices of each.

         41. After closing, IP will increase its total contribution to United Way, civic, charitable, and social service organizations in IP's service territory to at least $1.5 million annually.

         42. Ameren will commit additional resources to support and enhance economic development aimed at attracting new jobs in the IP service territory;

         43. Ameren will maintain IP's headquarters in Decatur, Illinois for not less than five years following closing;

         44. IP workforce reductions resulting from the acquisition will not exceed 25 employees for a period of four years following the closing, except to the extent additional reductions occur through attrition or voluntary separation programs;

         45. IP will honor all existing labor agreements; and

         46. IP employees, retirees and retirees' surviving dependents will remain in their current IP benefit plans or be moved into appropriate Ameren plans.

         47. IP shall provide quarterly reporting to the Commission as a compliance filing of Docket No. 04-0294 45 days following the end of each calendar quarter until the first Annual Report is filed under the HMAC Rider to report the following:

             1) A description of any HMAC activity that has taken place during the quarter;

             2) A description of the costs and expenses incurred during the quarter;

             3) The amount of costs and expenses incurred during the quarter and the total-to-date for the year;

             4)   The account to which the cost or expense was recorded;

                                                                         04-0294
                                                                      Appendix A

             5) The amount of any settlements, judgments and awards that were paid, charged, owed, or in any way accounted for, due or owing as a result of any liability, adjudication, claim, compromise, settlement or judgment, for personal injury, wrongful death, bodily harm, or personal or property damage of every kind and nature arising from asbestos, materials containing asbestos and asbestos related activities, filed or claimed by or on behalf of any person, entity, or otherwise against the Company, its employees, officers or agents, or any predecessor to the Company or in connection with assets or facilities of the Company previously sold, transferred or otherwise disposed of;

             6) The total of all cash expenditures for costs and expenses of defense against claims arising from asbestos, materials containing asbestos and asbestos related activities, or of litigation or legal activities associated with efforts to recover costs associated with any such activities from insurers or other responsible parties;

             7) The amount of costs and expenses recorded during the quarter that would be recoverable HMAC costs if the HMAC Rider were effective; and

             8)   A reporting of activity in the HMAC Cost Fund indicating

                  a)   Beginning balance for the quarter;

                  b)   Interest amount added for the quarter;

                  c)   Rate of interest received on balance;

                  d) Amount and description of any other additions to the Fund balance during the quarter; and

                  e) Amount and description of any deductions to the Fund balance during the quarter.

         48. Regarding the regulatory asset, IP shall submit an annual report to the Commission and provide a copy to the Manager of Accounting by March 15th of the year succeeding each of the years 2004-2006 that would set forth:

         a)  A cost summary of the actual costs incurred to date, and

         b) A listing of each cost incurred in the calendar year that would include a description of the cost, the amount, and a reference to a supporting document

                                                                         04-0294
                                                                      Appendix A

         Furthermore, IP shall support the requested regulatory asset during the anticipated proceeding to set rates for the post-2006 period by providing for the record the following:

         a)  A cost summary of the actual costs incurred, and

         b) A listing of the actual costs incurred that would include a description of each cost, the amount, and a reference to a supporting document; and making the supporting documentation available for review by the parties in the proceeding.

                                                                         04-0294
                                                                      APPENDIX B

ILLINOIS POWER COMPANY                                          Ill. C.C. No. __
Electric Service Schedule Ill. C.C. No. __                 Original Sheet No. __

--------------------------------------------------------------------------------

              HAZARDOUS MATERIALS ADJUSTMENT CLAUSE ("HMAC") RIDER

--------------------------------------------------------------------------------

PURPOSE OF RIDER

The Hazardous Materials Adjustment Clause (HMAC) shall operate to recover allowable HMAC Costs (as defined herein) of the Company.

APPLICABLE RATE CLASSES

This rider is applicable to all customers receiving electric service from the Company and will be applied to all kWh delivered, including bundled and delivery service rates. The "Applicable Rate Classes" shall be: (1) Residential, (2) Commercial/Municipal, and (3) Industrial.


HAZARDOUS MATERIALS ADJUSTMENT FORMULA

As of the date of closing of Ameren Corporation's purchase of the Company, Ameren Corporation shall create a trust fund to reflect shareholders' contribution to asbestos costs ("HMAC Cost Fund"), with an initial balance of $20 million, to fund the portion of the Company's HMAC Costs that the Company agreed to bear in Docket No. 04-0294. In each year subsequent to 2006 and until such time as the HMAC Cost Fund terminates, the Company shall withdraw from the Fund 90% of the amount by which its annual cash expenditures for prudently incurred HMAC Costs exceed the BASE amount, or shall deposit in the Fund 90% of the amount by which the BASE amount exceeds the Company's cash expenditures for prudently incurred HMAC Costs, as applicable. The HMAC Cost Fund shall be invested in short-term investment funds and all earnings thereon, net of expenses of the trust fund, shall be added to the HMAC Cost Fund balance. When the balance of the HMAC Cost Fund has reached zero, the HMAC Cost Fund shall terminate and an HMAC shall be applied. At such time as it is determined that the Company faces no further asbestos liability, the remaining balance of the HMAC Cost Fund will be credited to ratepayers in the next ensuing base rate proceeding upon an order of the Commission.

Prior to application of an HMAC the Commission may initiate a proceeding ("Fund operation proceeding") on its own motion, or on the petition of any party, to
(i) determine the prudence of annual cash expenditures for HMAC Costs, (ii) reconcile the amount of prudently incurred HMAC Costs for each year with the amounts withdrawn from the Fund, and (iii) determine that the amounts deposited into and withdrawn from the Fund were correct. If the Commission finds, after hearing, that any amounts were incorrectly deposited into or withdrawn from the Fund for any reason, the amount necessary to reconcile the amounts actually deposited into and withdrawn from the fund with the amounts determined by the Commission to be correct or proper shall be deposited into or withdrawn from the Fund by the Company as ordered by the Commission. In the event that no such review proceeding is commenced prior toapplication of the HMAC, the review described in this paragraph shall be conducted in the first review of an Annual Report as described below. In the event that the review described in this paragraph is conducted in the first review of an Annual Report, or in the event that the review described in this paragraph is pending but has not been completed at the time of termination of the Fund, the amount of any necessary deposit or withdrawal from the Fund shall be treated as an adjustment to the ARA component of the HMAC Factor. The pendency of a Fund operation proceeding shall not delay the termination of the Fund or the application of the HMAC.


The HMAC shall be calculated for each Applicable Rate Class using the following formulas:

AC       =   (SUM - BASE + ARA) * 0.90

ACC      =   AC * (CBR/EBR)

FACT     =   ACC / Applicable Rate Class annual forecasted kWh

Where:

             AC = Annual Cost is the amount of HMAC Costs to be recovered during an Annual Recovery Period. Annual Cost is subject to the condition that the Annual Cost shall not exceed 3 % of the Company's retail revenue for sales to customers as reported in the Form 21 for 2002.

HMAC Costs shall include: (i) all cash expenditures for costs and expenses, settlements, judgments and awards paid, charged, owed, or in any way accounted for, due or owing as a result of any liability, adjudication, claim, compromise, settlement or judgment, for personal injury, wrongful death, bodily harm, or personal or property damage of every kind and nature arising from asbestos, materials containing asbestos and asbestos related activities, filed or claimed by or on behalf of any person, entity, or otherwise against the Company, its employees, officers or agents, or any predecessor to the Company or in connection with assets or facilities of the Company previously sold, transferred or otherwise disposed of; and (ii) all cash expenditures for costs and expenses of defense against claims arising from asbestos, materials containing asbestos and asbestos related activities, or of litigation or other legal activities related to the activities listed above, including, but not limited to, litigation or legal activities associated with efforts to recover costs associated with any such activities from insurers or other responsible parties. Provided, however, no HMAC Costs shall be recoverable under this Rider if, with respect to such costs: 1) the events giving rise to the incurrence of such costs resulted from the Company's failure to exercise ordinary care to ensure compliance with the Permissible Exposure Limits ("PEL") required by 29 C.F.R. ss. 1910.1001(c), or by PELs contained in Occupational Safety and Health Administration ("OSHA") standards in effect prior to Section 1910.1001(c) that regulated asbestos exposure in general industry worksites (those predecessor standards being located at 29 C.F.R. ss.ss. 1910.93a(a), 1910.93a(b)(1), and Table G-3; 29 C.F.R. ss. 1910.1001(b)(2)); and 2) the noncompliance with the PEL resulted in a citation issued by OSHA pursuant to 29 U.S.C. ss. 658; and, provided further, that HMAC Costs shall be limited to such costs that (1) arise from or relate to the Company's ownership or operation of facilities at the Company prior to October 1, 1999, and (2) that the Company becomes legally obligated to pay after December 31, 2006. HMAC Costs will be credited to reflect proceeds received from insurance carriers or other entities which represent reimbursement of HMAC Costs. HMAC Costs shall not include the salaries or expenses of Company employees or Company affiliate employees, nor any benefits related thereto (except to the extent such salaries or expenses, or benefits, are included under (i) above), nor shall HMAC Costs include any removal or remediation costs or expenses, nor shall HMAC Costs include costs or expenses related to asbestos training, legal seminar and conferences and related traveling, and nor shall HMAC Costs include any punitive damages paid by the Company.

--------------------------------------------------------------------------------
Date of Filing, _______, 200_                    Date Effective, January 1, 2007

                         Issued by _________, President
                           ________Decatur, IL 6_____

ILLINOIS POWER COMPANY                                           Ill. C.C. No.__
Electric Service Schedule Ill. C.C. No. __             Original Sheet No. ______

--------------------------------------------------------------------------------

              HAZARDOUS MATERIALS ADJUSTMENT CLAUSE ("HMAC") RIDER

--------------------------------------------------------------------------------

SUM  =  The sum of the annual forecasted balance of HMAC Costs for the Annual
        Recovery Period and the net unrecovered HMAC Costs that have not been previously reflected in the HMAC. The net unrecovered HMAC Costs shall include any prior period costs resulting from the application of the 3% cap as defined under AC, including carrying costs as determined by the Commission under 83 Ill. Adm. Code 280.70(e)(1).

BASE = The amount of HMAC Costs reflected in the test year in the most recent electric rate case Commission Order.

ARA = The Annual Reconciliation Amount is a dollar adjustment necessary to reflect the difference between i) actual recoverable HMAC Costs for an Annual Recovery Period and ii) actual HMAC revenues arising through the application of this rider for an Annual Recovery Period plus the amount of HMAC Costs recovered through base rates for the Annual Recovery Period, and any over/under-recovery for the prior Annual Recovery Period ordered by the Commission to be refunded or collected during the Annual Recovery Period.

ACC = Annual Class Cost (ACC) is the projected annual amount of HMAC Costs to be recovered from an Applicable Rate Class during the Annual Recovery Period. The ACC for each Applicable Rate Class is the product of: i)
        AC and; ii) a ratio, the numerator of which is the CBR, and the denominator of which is EBR.

CBR = Class Base Revenue represents the annual forecasted base rate revenue, excluding power supply revenue, for an Applicable Rate Class for the Annual Recovery Period.

EBR = Electric Base Revenue represents the total annual forecasted base rate revenue, excluding power supply revenue, for all Applicable Rate Classes for the Annual Recovery Period.

FACT = An HMAC Factor shall be calculated for each Applicable Rate Class to recover the respective estimated Annual Class Cost associated with each such Applicable Rate Class. The HMAC Factor shall be calculated by dividing: (i) ACC for each Applicable Rate Class by ii) the annual kilowatt hours of electric energy forecasted to be delivered during the Annual Recovery Period to all Customers in the Applicable Rate Class.


--------------------------------------------------------------------------------
Date of Filing, ______, 200_                     Date Effective, January 1, 2007
                          Issued by ________, President
                           ______, Decatur, IL 6_____

ILLINOIS POWER COMPANY                                          Ill. C. C.No. __
Electric Service Schedule Ill. C.C. No. __             Original Sheet No. ______

--------------------------------------------------------------------------------

              HAZARDOUS MATERIALS ADJUSTMENT CLAUSE ("HMAC") RIDER

--------------------------------------------------------------------------------

TERMS AND CONDITIONS

The amount of any HMAC Factor shall be shown on an Information Sheet supplemental to this Rider and filed with the Commission not later than the 20th day of December immediately preceding the January of the Annual Recovery Period in which the HMAC Factor is to become effective. The standard Annual Recovery Period shall be a calendar year. The Information Sheet shall be accompanied by backup data showing the calculation of each HMAC Factor. Unless otherwise ordered by the Commission, each HMAC Factor shown on an Information Sheet filed in accordance with this paragraph shall become effective as indicated in the Information Sheet and shall remain in effect for all kWh delivered during the effective Annual Recovery Period. If the Company determines during the Annual Recovery Period that it is appropriate to revise the HMAC Factors in an effort to better match Annual Cost with expected revenues recovered under this rider or to implement an ordered ARA factor, the Company shall file revised HMAC Factors on a revised Information Sheet not later than the 20th day of the billing month immediately preceding the billing month in which the revised HMAC Factor is to become effective. In the event significant increases in HMAC occur in mid-year or later, the Company may choose to not attempt to recover said increases entirely in the Annual Recovery Period, instead carrying over portions into the next Annual Recovery Period through the ARA factor.


The Company will file an Annual Report with the Commission for each Annual Recovery Period, no later than 60 days following the end of the Annual Recovery Period. The Annual Report will provide a reconciliation between the Proportional Costs recovered through the HMAC Factor and the HMAC revenue for the immediately preceding Annual Recovery Period (including all amounts actually recovered through application of an HMAC Factor under this rider plus the amount of HMAC Costs included in base rates for the Annual Recovery Period) as well as provide a summary of the Company's Hazardous Materials Activities. The total amount of any over or under recovery of HMAC Costs for the immediately preceding Annual Recovery Period will be included in the ARA component of Annual Costs and thereby be reflected in the HMAC Factor for the succeeding Annual Recovery Period.

In conjunction with the filing of its Annual Report, the Company shall file with the Commission a statement, which shall be certified by the Company's independent public accountants and verified by an Officer of the Company, certifying the accuracy of the information provided in the Annual Report.

Upon review of the Annual Report filed by the Company, the Commission may, by order, require a hearing (Annual Review) to receive evidence regarding HMAC Costs collected in the preceding Annual Recovery Period and any aspect of the Company's Hazardous Materials Activities associated therewith, including a prudence review of HMAC Costs that have not been previously reviewed. Included in such review, the Company will provide testimony regarding the prudence of the Company's asbestos related costs included in the filing in accordance with: (1) reasonable and appropriate business and legal standards; (2) the requirements of other relevant state and/or federal authorities; and (3) the minimization of costs to ratepayers. If within 10 months after the filing of any Annual Report filed under this Rider, the Commission has not ordered a hearing to review this filing, the Company may at any time thereafter file a petition with the

Commission to initiate a hearing to reconcile the amounts collected under this Rider with the costs prudently incurred by the Company for HMAC Costs. If the Commission finds, after hearing, that any amounts were incorrectly included in the HMAC Factor during an Annual Recovery Period or that the Company has not shown all HMAC Costs to be prudently incurred or that the Company has made errors in its Annual Report for an Annual Recovery Period, any difference in the amounts included and the amounts determined by the Commission to be correct or proper shall be refunded or recovered, as appropriate, with any interest or other carrying charge authorized by the Commission, through an appropriate adjustment to the ARA component of the HMAC Factor or as otherwise may be ordered by the Commission.


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Date of Filing, ______, 200_                     Date Effective, January 1, 2007
                          Issued by ________, President
                            _______Decatur, IL 6____